RAILTRACK

Railtrack Group PLC

82-4282

[redacted]

02049228

Date: 1st August 2002

US Securities Exchange Commission
450 Fifth Street
Washington
D.C. 20549

SUPPL

Dear Sirs

LONDON STOCK EXCHANGE ANNOUNCEMENTS

Please find enclosed the announcements made on the London Stock Exchange in respect of Railtrack Group PLC

These documents are furnished pursuant to Rule 12g – 3-2(b) under the Securities Exchange Act of 1934.

If you have any questions or comments please contact me on 0044 0207 544 8433.

Yours faithfully

Paul Worthington

Paul Worthington
Deputy Secretary

8/19

Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Disposal/Final Results
Released	07:24 27 Jun 2002
Number	8273X

For release at 7:00 a.m. 27 June 2002

Railtrack Group PLC

Proposed Disposals of Railtrack PLC (in Railway Administration)

and

interests in the Channel Tunnel Rail Link

and

preliminary announcement of audited results for the year ended 31 March 2002

- Suspension of Railtrack shares lifted and recommencement of trading
- Sale* of Railtrack PLC to Network Rail for £500 million
- Sale* of interests in the Channel Tunnel Rail Link to London & Continental Railways for £375 million, with part being sold on to Network Rail
- Directors expect sales to be tax free
- Approximately £350 million recoverable from Railtrack PLC
- Conditions include shareholder approval, state aid and other regulatory clearances
- Sales expected to be completed by the end of September 2002
- Directors estimate a return of 245 to 255 pence per Share**
- First instalment of return of cash expected to be 160 to 180 pence per Share within four months of completion of the sales**
- Options for returning cash to shareholders in a tax efficient manner and on a timely basis are being considered. The Board's present intention is to effect a solvent voluntary liquidation of Railtrack Group
- Agreement* not to proceed with litigation
- Preliminary audited results for 12 months to 31 March 2002 announced
  - loss before tax from continuing operations of £11 million
  - exceptional write down of investment in Railtrack PLC of £1,988 million

* subject to the conditions as detailed in Part IV of this announcement

** subject to factors described in "Return of value" in Part I of this announcement

Proposed Disposals

Railtrack PLC was placed into Administration on 7 October 2001. On 25 March 2002, Railtrack Group received an offer from Network Rail, a company sponsored by HM Government, to acquire Railtrack PLC for £500 million. As at 30 September 2001, Railtrack PLC had liabilities of approximately £7.5 billion.

On 28 March 2002, Railtrack Group received an offer from London & Continental Railways Limited to acquire the Group's interest in Section 1 of the Channel Tunnel Rail Link for £295 million and a further offer of £80 million from Network Rail for the right to operate the completed link and the concession to manage St Pancras Station. The Directors currently expect that, were Railtrack Group to retain its right and obligation to acquire Section 1 of the CTRL, the purchase price would be between £1.5 and £1.7 billion.

Railtrack Group has now entered into conditional agreements to dispose of these assets and has agreed that, if the Proposed Disposals proceed, it will waive its right to pursue litigation against HM Government in respect of the Administration of Railtrack PLC. In view of their size, Shareholder approval is required for the Proposed Disposals. The Board will be writing to Shareholders during the course of the next week to seek their approval for the Proposed Disposals at an Extraordinary General Meeting to be held on Tuesday 23 July 2002.

The Board currently estimates that, were all the Group's assets to be realised as expected and were no further liabilities to arise, Railtrack Group would be able to return between 245 and 255 pence per Share and that, subject to certain guarantees being released, a first instalment of between 160 to 180 pence per Share could be returned to Shareholders within four months of the completion of the Proposed Disposals. Therefore, assuming completion of the Proposed Disposals by the end of September 2002 and the release of the guarantees, the Directors expect that the first payment could be made by early January 2003. Further details on the return of cash including factors which could impact the amount to be returned, and the timing, are set out in Part I of this announcement.

Preliminary results

The full text of the preliminary announcement of the results of Railtrack Group for the twelve months ended 31 March 2002 is set out in Part II of this announcement.

Following Administration and in line with Financial Reporting Standard ("FRS") 3 "Reporting Financial Performance" Railtrack PLC has been classified as a discontinued operation. The Group's interest in Railtrack PLC has been treated as a trade investment the book value of which has been written down by £1,988 million from £2,488 million to £500 million in line with the offer received for the shares in Railtrack PLC. This write down has been treated as an exceptional item.

Group turnover, before exceptional items was £1,797 million (2001: £2,476 million). Before exceptional items, interest and taxation, operating profit on ordinary activities was £321 million (2001: operating profit £261 million). The continuing businesses recorded an operating loss of £15 million in the year, reflecting the high level of legal costs and one-off costs associated with the CTRL. The discontinued businesses recorded an operating profit of £336 million almost all of which related to Railtrack PLC up to the date of the Administration Order. Exceptional items totalled £1,951 million (2001: £706 million) representing the write down of £1,988 million referred to above less the gain on the sale of assets. After interest of £93 million (2001: £89 million), the pre-tax loss for the year was £1,724 million (2001: £534 million). The continuing

Share for the year was 342.2 pence (2001: 59.6 pence).

The Board is not recommending a final dividend.

Commenting on the Proposed Disposals, Geoffrey Howe, Chairman of Railtrack Group PLC, said:

"The Board looked at all the options in detail and has unanimously concluded, based upon the substantial uncertainties as to timescale and size of any cash return that might become available to shareholders as a result of legal action against the Government or the proceeds from the sale of Railtrack PLC's assets by the Administrators, that the disposals are in the best interests of shareholders.

"The Board currently estimates that, were all the Group's assets to be realised as expected and were no further liabilities to arise, Railtrack Group would be able to return between 245 and 255 pence per share and that a first instalment of between 160 to 180 pence per share could be returned to shareholders within four months of the completion of the Proposed Disposals and once certain guarantees have been released."

Enquiries

Railtrack Group: Geoffrey Howe, Chairman David Harding, Chief Executive Sue Clark, Director of Corporate Affairs	020 7544 8435 / 07850 285471
Lehman Brothers: John McIntyre Anthony Odgers Henry Phillips	020 7601 0011

Shareholders who have queries should contact the Shareholder helpline.
Shareholder helpline: 020 7864 9001

This summary should be read in conjunction with the full text of the attached announcement.

An analysts' presentation will be held at 10.00 a.m. today at Lehman Brothers, One Broadgate, London EC2M 7HA.

Lehman Brothers Europe Limited, which is regulated in the UK by the Financial Services Authority, is acting for Railtrack Group PLC and no one else in connection with the proposals described in this press release and will not be responsible to anyone else for providing the protections afforded to the clients of Lehman Brothers Europe Limited nor for providing advice in relation to such proposals.

PART I

Proposed Disposals of Railtrack PLC and Railtrack Group's interests in the Channel Tunnel Rail Link (CTRL)

Introduction

Railtrack PLC was placed into Administration on 7 October 2001. On 25 March 2002, Railtrack Group received an offer from Network Rail, a company sponsored by HM Government, to acquire

Railtrack PLC for £500 million. On 28 March 2002, Railtrack Group received an offer from London & Continental Railways Limited to acquire the Group's interest in Section 1 of the Channel Tunnel Rail Link for £295 million and a further offer of £80 million from Network Rail for the right to operate the completed link and the concession to manage St Pancras Station.

Railtrack Group has now entered into conditional agreements to dispose of these assets and has agreed that, if the Proposed Disposals proceed, it will waive its right to pursue litigation against HM Government in respect of the Administration of Railtrack PLC. In view of their size, shareholder approval is required for the Proposed Disposals. The purpose of this announcement is to explain why the Board unanimously believes that it is in the best interests of Shareholders to proceed with the Proposed Disposals; to set out provisional details of the Board's plans for returning cash to Shareholders; and to advise Shareholders that the listing of Railtrack Shares is now being restored.

Overview of the Group

The Group's most significant tangible assets and contingent liabilities are described below.

Railtrack PLC

Railtrack PLC owns and operates the national rail infrastructure and is regulated by the Office of the Rail Regulator. Its main activities are: providing train operators with access to track; property and major station management; maintaining and renewing the rail infrastructure; undertaking major route upgrades; and managing timetabling, train planning and signalling.

Railtrack UK (CTRL)

The CTRL is a high-speed railway from the Channel Tunnel to St Pancras Station and is currently under construction. The railway is divided into two sections, Section 1 running from the Channel Tunnel to Fawkham Junction and Section 2 running from Fawkham Junction to St Pancras Station. Section 1 is some 85 per cent. complete and is currently due to open in September 2003. Railtrack UK has the right and obligation to acquire Section 1 and thereafter to own and operate it in return for access charges payable by Eurostar and other train operators. The Directors currently expect that, were Railtrack Group to retain its right and obligation to acquire Section 1, the purchase price would be between £1.5 and £1.7 billion. Railtrack UK would also have the right to operate Section 2 in return for an annual fee and performance payments and St Pancras Station in return for a management fee and a share of retail and car parking income. Railtrack Group has guaranteed the performance by Railtrack UK of certain of its obligations in respect of the CTRL.

Amount recoverable from Railtrack PLC

When Railtrack PLC went into Administration, HSBC held £372 million of cash on deposit in the names of Railtrack Group and Railtrack Developments. Railtrack PLC owed money to HSBC and this debt was effectively guaranteed by both Railtrack Group and Railtrack Developments. After Railtrack PLC was placed into Administration, HSBC demanded the repayment of this debt from Railtrack Group and Railtrack Developments and then used the £372 million deposit to reduce the outstanding debt. The effect of this was to give Railtrack Group and Railtrack Developments finance creditor status in Railtrack PLC's Administration, with a claim against Railtrack PLC of £372 million.

Since Administration, the Group has negotiated the advance to it of £23 million, including £16 million required to close out certain interest rate hedging arrangements in respect of the CTRL, with the result that approximately £350 million remains outstanding. This amount will be paid to the Group on completion of the sale of Railtrack PLC to Network Rail.

Property and other assets and liabilities

Railtrack Group owns a number of property assets through Railtrack Developments and Railtrack (Spacia) Limited. Railtrack Developments holds a development property portfolio and a number

railway arches. As at 31 March 2002, the net book value of properties in Railtrack Developments and Railtrack (Spacia) Limited, together with Railtrack Group's share of the net assets of the property joint ventures, was £72 million. Whilst the Group's ability to develop certain of its property assets is dependent upon the continuing co-operation of Railtrack PLC, Railtrack Group has received certain confirmations from Network Rail regarding the provision of such co-operation. The Railtrack Group property portfolio and the joint venture interests are separate from the significant and much larger operational property portfolio owned by Railtrack PLC, which includes the major stations and land adjacent to the railway. Railtrack Group has guaranteed the performance by Railtrack Developments of certain of its obligations in respect of its joint ventures. The level of financial exposure under these guarantees will depend on the future development of the relevant projects. In addition, as at 31 March 2002, Railtrack Group had pro forma net assets of £15 million which, when combined with the property assets described above, gives a pro forma net book value of the Group's property and other assets and liabilities, as at 31 March 2002, of £87 million. Further information is set out in Part III of this announcement.

Contingent liabilities

Railtrack Group has significant contingent liabilities. In addition to the guarantees referred to above, the Group has guaranteed the repayment by Railtrack PLC of up to £1 billion of bank facilities granted to Railtrack PLC by the European Investment Bank. As at 31 March 2002, £800 million of these facilities had been drawn down. In addition, the Group has guaranteed the repayment by LCR of up to £700 million of bank facilities made available to LCR in connection with the CTRL. As at 31 March 2002, £472 million of these facilities had been drawn down. It is a term of each of the Proposed Disposals that these guarantees will be released upon completion. Further details are set out in Part IV of this announcement.

Background

Introduction

Railtrack PLC's business is heavily regulated, with a large proportion of its revenues received by way of direct or indirect HM Government grant or subsidy. Railtrack PLC's revenues are determined by the Rail Regulator through a process referred to as a "periodic review". The first periodic review after Railtrack Group's privatisation in 1996 covered the period from 1 April 2001 to 31 March 2006 and this period is referred to as the "2001 to 2006 control period".

Since the Proposed Disposals are a consequence of the Secretary of State's decision to place Railtrack PLC into Administration, the principal events in the period prior to Administration and shortly thereafter are described below.

Prior to Administration

On 23 October 2000, the Rail Regulator published the final conclusions of his first periodic review, setting Railtrack PLC's revenues for the 2001 to 2006 control period. This review was published a week after the Hatfield accident and took no account of the resultant implications.

By January 2001, it had become apparent to the Board that the immediate and ongoing operational and financial consequences of the Hatfield accident would leave Railtrack PLC, and therefore Railtrack Group, in a materially worse financial position during the 2001 to 2006 control period than the Rail Regulator had assumed in his first periodic review.

Following discussions with the Rail Regulator, the Board decided on 14 January 2001 to accept the final conclusions of the first periodic review on the basis that:

(i) discussions would take place with HM Government and the Strategic Rail Authority to accelerate into the 2001 to 2006 control period some £1.5 billion of agreed investment funding which was deferred in the first periodic review beyond 2006 and that, if this could not be achieved, the Rail Regulator would be approached for an interim periodic review; and

(ii) [illegible]

interim periodic review to take account of the ongoing financial and operational implications of the Hatfield accident. This was intended to give the Group time to stabilise the network and evaluate the long term effects of the Hatfield accident and to enable it to put forward a persuasive case for an interim periodic review.

On 15 January 2001, the Rail Regulator announced that he would be sympathetic to an application by Railtrack PLC for a separate interim periodic review relating to the Hatfield accident. The Rail Regulator also set out his intention to assess any interim periodic review proposals in light of the requirement to maintain a single A credit rating for Railtrack PLC.

On 2 April 2001, Railtrack PLC announced that a settlement had been reached with the SRA and HM Government on bringing forward the £1.5 billion of deferred funding thereby matching it against necessary investment expenditure. In addition, it was agreed that Railtrack PLC and the SRA would use best endeavours to establish a financing structure (referred to in public announcements by Railtrack Group as "Renewco") to bring the payment of future SRA grants to Railtrack PLC more closely in line with the profile of expenditure required for the network.

On the same day, Railtrack Group also announced a £500 million increase in the cost of the West Coast Mainline modernisation. In addition, Railtrack Group announced a projected shortfall of up to £750 million in the 2001 to 2006 control period versus the Rail Regulator's first periodic review, resulting from increased performance penalties payable to train operating companies and unrealisable 2001/02 efficiencies. The Directors confirmed that it was still their intention to apply for an interim periodic review in 2002 to take account of the direct and indirect implications of the Hatfield accident.

On 24 May 2001, Railtrack Group announced its preliminary results for the financial year ended 31 March 2001. The announcement included statements to the effect that: (i) the Board had estimated that £700 million per annum of expenditure, in addition to that provided for in the Rail Regulator's first periodic review, would be required to operate, maintain and renew the rail network during the 2001 to 2006 control period; and (ii) the Board had estimated that up to £500 million per annum of additional revenues could be permitted by the Rail Regulator, although this was subject to significant uncertainty. In addition, the Directors re-iterated that there were significant unresolved commercial risks associated with the modernisation of the West Coast Mainline that could involve substantial compensation becoming payable by Railtrack PLC.

The Annual Report published in June 2001 described the risks and uncertainties referred to above and the Board's strategy for dealing with them. The Board believes that these risks and uncertainties were factors in the decline of the Railtrack Share price from 925.5 pence per Share on 1 January 2001 to a low of 252.5 pence per Share on 20 September 2001.

Shortly after the appointment of John Robinson as Chairman in June 2001, Railtrack Group and its then financial advisers entered into discussions with HM Government with a view to agreeing a revised financial and regulatory framework intended to enable Railtrack PLC to focus on improving the reliability and safety of the railway whilst also providing an appropriate economic return to Shareholders over the medium to long term. Discussions continued into October 2001.

Appointment of the Administrators

After the London Stock Exchange closed on Friday 5 October 2001, the Secretary of State informed Railtrack Group that HM Government was no longer prepared to provide any additional financial support to Railtrack PLC beyond that provided for in the first periodic review, and was withdrawing the proposed Renewco financing structure. The Secretary of State also reported that he had told the Rail Regulator not to carry out an interim periodic review and that, if necessary, legislation would be introduced to prevent or override such a review if he attempted to do so. The Secretary of State also informed Railtrack Group that he intended to petition the High Court to place Railtrack PLC into railway administration.

Over the weekend of 6 and 7 October 2001, following discussions with the Rail Regulator, the

Board concluded that it would not be possible to carry out an interim periodic review over the weekend and that, as draft legislation had been prepared to prevent the Rail Regulator from acting, in practice, it would not be possible to implement an interim periodic review thereafter. In addition, articles appeared in the weekend press indicating HM Government's intent, which the Board believed would prevent Railtrack PLC drawing on its bank credit lines on the morning of Monday 8 October. Moreover, both the Secretary of State and his advisers made it clear that the Secretary of State would petition the court for Railtrack PLC to be put into administration with or without the support of Railtrack PLC or Railtrack Group.

The Board was advised that, even though Railtrack PLC was a wholly owned subsidiary of Railtrack Group, the Company was not able to oppose the Secretary of State's petition to place Railtrack PLC into Administration. The board of Railtrack PLC was advised that, in the absence of a viable alternative, which could be implemented immediately, it was unable to oppose the Secretary of State's petition. On Sunday 7 October, the Secretary of State successfully petitioned the High Court with the result that certain partners in Ernst & Young LLP were appointed as the Joint Special Railway Administrators.

On Friday 5 October, neither Railtrack Group nor Railtrack PLC was insolvent. However, the practical consequence of: the statements made by the Secretary of State (including the withdrawal of the Renewco financing structure); the impossibility of carrying out an interim periodic review over the weekend; the fact that draft legislation had been prepared to prevent the Rail Regulator from carrying out an interim periodic review; the weekend press coverage surrounding these events; and the likely inability of Railtrack PLC to draw on its credit lines, was to render Railtrack PLC insolvent.

As a result of the appointment of the Administrators and uncertainty as to the consequences for Railtrack Group, the Board requested the immediate suspension of Railtrack Group's listing on the London Stock Exchange with the result that trading in Railtrack Shares was suspended with immediate effect on Monday 8 October 2001.

The closing price per Railtrack Share on Friday 5 October 2001, the last trading day before suspension, was 280.5 pence.

Post Administration

Since the date of the Administration Order, the affairs, business and property of Railtrack PLC have been managed by the Administrators and limited information on Railtrack PLC has been provided to Railtrack Group. Although a number of Railtrack Group directors were also directors of Railtrack PLC prior to their resignation as Railtrack PLC directors on or before 1 February 2002, access to information on Railtrack PLC was progressively restricted. Since 1 February 2002, the Administrators have declined to release information on terms acceptable to the Board and within the timetable required for the production of this announcement, with the result that the Directors have only received limited information on Railtrack PLC. As a result, there may be information (or changes to information that is disclosed herein) which the Directors would normally have been required to have included in this announcement which they have been unable to include.

From the date of the Administration Order, HM Government had indicated that it was unwilling to compensate Shareholders. During this period, the Board pursued a course of action intended to realise value for Shareholders including: staving off the insolvency of Railtrack Group as a result of the Administration of Railtrack PLC and establishing it as a standalone entity; preparing to pursue claims against HM Government through the Courts if necessary; appointing Lehman Brothers to advise on means of maximising value for Shareholders and mounting an active public relations campaign arguing the case for Shareholder compensation. In particular, the Board sought the disclosure by HM Government of documents relating to its decision to place Railtrack PLC into Administration and informed HM Government that, unless such disclosure was agreed

documentation.

Board changes

Since October 2001, a number of Board changes have taken place. On 7 March 2002, Geoffrey Howe was appointed chairman, David Harding, formerly finance director, was appointed chief executive and Simon Osborne, formerly company secretary, joined the Board as legal director. On the same day, John Robinson stepped down as chairman, Steve Marshall, who had tendered his resignation on 8 October 2001, stepped down as chief executive and both John Robinson and Steve Marshall agreed to become non-executive directors. Executive directors Sebastian Bull, Richard Middleton and Christopher Leah resigned from the Board on 11 February 2002. In addition, John Robinson and Steve Marshall resigned from the board of Railtrack PLC on 14 December 2001. David Harding resigned from the board of Railtrack PLC on 1 February 2002.

Reasons for the Proposed Disposals

The Offer for Railtrack PLC

On 25 March 2002, Railtrack Group received an offer from Network Rail, a new "not for dividend" company sponsored by HM Government, to acquire the entire issued share capital of Railtrack PLC for £500 million. The offer was expressed as being intended to reflect the economic benefits of an early release from Administration and was subject to agreement on a timetable to bring Railtrack PLC out of Administration as quickly as possible. The offer was not open to further negotiation. On 27 June 2002, Railtrack Group entered into an agreement to sell Railtrack PLC, the provisions of which are summarised in Part IV of this announcement. The sale is conditional on the prior satisfaction of certain conditions, including state aid clearance by the European Commission, and simultaneous completion of the CTRL Disposal. Whilst the Board believes that completion of the sale will require the active co-operation of HM Government including in relation to the satisfaction of the final conditions to Network Rail's financing arrangements, it expects the sale to have been completed by the end of September 2002. If the Railtrack PLC Disposal completes:

(i) the Group will be paid approximately £350 million which, as described above, is owed by Railtrack PLC to Railtrack Group and Railtrack Developments; and

(ii) the Group will be released from all liability under the guarantees to EIB in respect of up to £1 billion of bank facilities made available by EIB to Railtrack PLC.

The Directors do not expect the Group to incur any tax liability as a result of the Railtrack PLC Disposal.

Network Rail has given assurances to the Board that the existing employment rights, including pension rights, of employees of Railtrack PLC will be fully safeguarded.

Upon completion of the sale, Railtrack Group will waive all of its claims for compensation against HM Government, the Secretary of State, the DTLR and others in respect of the making of the Administration Order and will agree not to support any such claims by third parties. The terms and scope of this waiver are summarised in more detail in Part IV of this announcement.

The Offers for the Group's interests in the CTRL

On 28 March 2002, Railtrack Group received an offer from LCR to acquire Railtrack Group's interest in Section 1 of the CTRL for £295 million. On the same day, Railtrack Group also received an offer from Network Rail of £80 million to acquire the right to operate the completed CTRL and the concession to manage St Pancras Station. The disposal of these assets is to be effected through the sale by Railtrack Group of the entire issued share capital of Railtrack UK to LCR for £375 million. On 27 June 2002, Railtrack Group entered into an agreement for the sale of Railtrack UK, the provisions of which are summarised in Part IV of this announcement. Following completion of the sale, it is intended that LCR will dispose of the right to operate the

million. The sale of shares in Railtrack UK is conditional on the prior satisfaction of certain conditions, including state aid clearance by the European Commission, and on simultaneous completion of the Railtrack PLC Disposal. Whilst the Board believes that completion of the sale will require the active co-operation of HM Government, it expects the sale to have been completed by the end of September 2002. It is a term of the CTRL Disposal that, with effect from completion, the Group will be released from:

(i) all liability under the guarantees given by Railtrack Group to HM Government and to members of the LCR Group in respect of the performance by Railtrack UK of certain obligations in connection with the CTRL, including its obligation to acquire Section 1 of the CTRL; and

(ii) its obligation to share any gain arising on the disposal of its interests in the CTRL with HM Government.

It is a condition of the CTRL Disposal that the Group will be released from all liability under the CTRL Financial Guarantees. The Directors believe that there is a risk that, if LCR's proposed refinancing has not been completed, the CTRL Financial Guarantees may not be capable of release by the end of September 2002, in which case the Directors would have to decide whether:

(i) to allow the repayment by LCR of the £472 million drawn under the £700 million of bank facilities made available to the LCR Group in connection with the CTRL, whilst leaving the CTRL Financial Guarantees outstanding, and waive this condition which would impact on the amount and/or timing of the first instalment of the return of cash; or

(ii) to allow the Proposed Disposals to lapse. The Directors do not expect the Group to incur any tax liability as a result of the CTRL Disposal.

Consideration of the Offer for Railtrack PLC

The Board has concluded that the continued operation of the railway by Railtrack PLC under Railtrack Group's management is not a realistic option. The Board has therefore considered various options including a disposal of shares of Railtrack PLC and seeking offers for Railtrack Group. No alternative offers have been received.

Therefore, the only alternative to the Proposed Disposal to Network Rail would have been to await the disposal by the Administrators of Railtrack PLC's assets. Prior to any return of value to Railtrack Group, any disposal by the Administrators would require the settlement or transfer of Railtrack PLC's liabilities. As at 30 September 2001, these were approximately £7.5 billion. If the Railtrack PLC Disposal completes, Network Rail will acquire Railtrack PLC with these liabilities. The Board has concluded in reaching its recommendation that:

(i) both the timing of any disposal and the value that might be realised by the Administrators are highly uncertain;

(ii) the offer from Network Rail, which was conditional on a swift exit of Railtrack PLC from Administration, would have been withdrawn had the Railtrack PLC Agreement not been entered into;

(iii) even if the Rail Regulator were to carry out an interim periodic review during the Administration, it would be unlikely to result in value for Shareholders in excess of that provided by the offer from Network Rail; and

(iv) whilst there may be changes to the funding and structure of the railway industry in the future, any beneficial change would not have been made available to Railtrack PLC in such a way as to benefit Railtrack Group Shareholders.

Railtrack PLC owns a significant property portfolio including major stations and land adjacent to the railway. The Rail Regulator confirmed to Railtrack Group in May that he had no present expectation of amending the licence provisions relating to the disposal by Railtrack PLC of

material property assets. Therefore, it is unlikely that Railtrack PLC will be able to sell any significant property assets, over and above those provided for in a periodic review, as the property is considered to be integral to the operation of the railway. There can however be no guarantee that this position will not change in the future. In addition, Network Rail has given assurances to the Board that it has no current intention of disposing of any material property assets at or around completion of its purchase of Railtrack PLC.

Consideration of the Offers for the Group's interests in the CTRL

Section 1 of the CTRL is some 85 per cent. complete and is due to open in September 2003. Although the project is currently substantially on schedule and within budget, there remains a degree of uncertainty regarding its final cost and completion date.

Railtrack Group's proposed financing of its purchase of Section 1 of the CTRL through a securitisation structure means that the value to Railtrack Group of Section 1 of the CTRL is highly sensitive to changes in interest rates. Whilst the Group had previously hedged against this exposure to protect the value of the CTRL, the hedges were unwound as a consequence of Railtrack PLC being placed into Administration.

The Board has taken these factors into account and, in reaching its recommendation, has concluded that:

(i) offers of £375 million for the CTRL would not have been received had they not been in the context of an overall settlement with HM Government;

(ii) a sale or alternatively, the retention and financing of the CTRL would be difficult to achieve without the active co-operation of HM Government, and because of the complexity of the CTRL arrangements and the close involvement of HM Government in the project, it would be very unlikely to realise in excess of £375 million upon a sale (after sharing any gain with HM Government); and

(iii) if the Proposed Disposals do not complete and litigation is pursued, HM Government would not continue to co-operate with Railtrack Group.

The Board believes that, if Shareholder approval is not obtained with the result that the Proposed Disposals are not completed, it is unlikely that Network Rail and LCR will repeat their offers for Railtrack PLC and the Group's interests in the CTRL on comparable terms, and the Group would face an uncertain future.

Litigation prospects

The offer from Network Rail for Railtrack PLC requires Railtrack Group to give up all of its current or future claims against HM Government, Railtrack PLC or the Administrators and requires Railtrack Group not to support such litigation by third parties. The Board has carefully considered whether it is in the interests of Railtrack Group, in the context of the Proposed Disposals, to give up its right to sue HM Government for compensation on the ground that HM Government acted improperly in relation to the events leading to the petition to the High Court to place Railtrack PLC into Administration.

The Board has taken account of all relevant factors including: the likely cash return to Shareholders as a result of the Proposed Disposals; the probable lengthy duration of litigation against HM Government; the relatively unusual nature of the potential claims; the uncertainty as to the outcome of the litigation against HM Government; and, even if the litigation were to be successful, the level of damages which might be awarded by a court.

If litigation were pursued, the Board believes that, quite apart from the difficulties of realising value in Railtrack PLC at the end of the Administration process or in respect of the CTRL:

(i) the amount of approximately £350 million owing to the Group by Railtrack PLC would remain unpaid until the end of the Administration process and may never be repaid; and

(ii) the Guarantees both in relation to Railtrack PLC and CTRL would remain outstanding with the risk that, were any of these Guarantees to be called, Railtrack Group would become insolvent.

The Board has taken legal advice and has concluded that there is a clear basis for making a claim that HM Government acted improperly in putting Railtrack PLC into Administration. HM Government has, however, refuted all allegations made to it.

The Board decided to seek the disclosure by HM Government of documents relating to its decision to place Railtrack PLC into Administration. As a result of HM Government's denial of the allegations and refusal to provide any such documents, Railtrack Group threatened to commence proceedings, initially to obtain pre-action disclosure of those documents.

Based on legal advice received, the Board has concluded that there is considerable uncertainty as to whether Railtrack Group's claim against HM Government would ultimately succeed. One important factor is the uncertainty of not knowing what HM Government's documents would disclose about its decision to put Railtrack PLC into Administration. There is no certainty that a pre-action disclosure application would succeed in forcing the early disclosure of HM Government's documents nor, even if it did, whether those documents would assist Railtrack Group's claim.

The Board has also taken advice as to the amount of damages that Railtrack Group might be likely to be awarded were the litigation to be successful. In reaching its conclusions, the Board has taken into account the risks and uncertainties relating to the circumstances of the Group prior to the Administration. The Board believes that HM Government would seek to argue that the value of Railtrack Shares, at the date of the Administration, was materially less than 280.5 pence per Share, the closing Share price the day prior to dealings being suspended. The Board considers that a damages award would be unlikely to exceed an amount that would enable a return to Shareholders materially in excess of 280.5 pence per Share and could produce a materially lower return. The Board has also noted that it would probably take several years for the litigation to be concluded and hence for any cash proceeds arising from successful litigation to be returned to Shareholders and further that any such cash proceeds could probably not be returned to Shareholders as long as the CTRL Guarantees were to remain outstanding.

In summary, in view of:

(i) the likely duration and uncertainty as to the outcome of the litigation;

(ii) the Board's conclusion that, even if the litigation were successful, a damages award would be unlikely to exceed an amount that would enable a return materially in excess of 280.5 pence per Share and could produce a materially lower return;

(iii) the fact that any cash proceeds could probably not be returned to Shareholders whilst the CTRL Guarantees were to remain outstanding; and

(iv) the prospect of being able to realise between 245 and 255 pence per Share in the comparatively near future if the Proposed Disposals proceed,

the Board has concluded that it is in the best interests of Railtrack Group and Shareholders as a whole to proceed with the Proposed Disposals and, accordingly, to agree not to pursue or support litigation against HM Government.

Financial information

Preliminary results

The full text of the preliminary announcement of the results of Railtrack Group for the twelve months ended 31 March 2002 is included in Part II of this announcement.

Information on Railtrack PLC

Since the Administration Order has resulted in Railtrack Group ceasing to control Railtrack PLC, Railtrack Group is required to treat Railtrack PLC for accounting purposes as a trade investment. The accounts therefore include an exceptional charge of £1.99 billion, representing a write down in value of Railtrack PLC from its net asset value at 30 September 2001 of £2.49 billion to its estimated value as a trade investment as at 31 March 2002, based on the offer received from Network Rail, of £500 million. The Board has no information as to the net asset value of Railtrack PLC as at 31 March 2002. For the year ended 31 March 2001, Railtrack PLC reported an operating loss after exceptional items of £462 million (31 March 2000: operating profit after exceptional items of £365 million).

Information on Railtrack UK

The net asset value of Railtrack UK as at 31 March 2002 was £10 million (31 March 2001: net liabilities of £8 million). For the year ended 31 March 2002, Railtrack UK reported an operating loss after exceptional items of £5 million (31 March 2001: £7 million).

Restoration of listing

As a result of the appointment of the Administrators and uncertainty as to the consequences for Railtrack Group, the Board requested the immediate suspension of Railtrack Group's listing on the London Stock Exchange and that trading in Railtrack Shares be suspended from Monday 8 October 2001.

In view of the reduced uncertainty for Railtrack Group as a result of the Proposed Disposals, the listing of Railtrack Shares will now be restored and trading in Railtrack Shares on the London Stock Exchange will recommence today.

Working capital

Railtrack Group is of the opinion that, taking into account the net proceeds of the Proposed Disposals, the Retained Railtrack Group has sufficient working capital for its present requirements, that is, for at least twelve months from the date of this announcement.

Pending completion of the Proposed Disposals, or if they do not proceed as envisaged, Railtrack Group is of the opinion that it would have sufficient working capital for its present requirements, that is, for at least twelve months from the date of this announcement, unless:

(i) any of the Guarantees were to be called, in which case Railtrack Group would become insolvent and therefore would be obliged to seek the appointment of an administrator to Railtrack Group; or

(ii) none of the Guarantees was called, but it was not possible to reach agreement with Railtrack PLC in respect of previous arrangements to prevent potential tax liabilities of up to £34 million arising, and/or settlement of £13 million balances claimed by Railtrack PLC on the inter-company account. In these circumstances, Railtrack Group would seek to dispose of property and/or borrow against the amount of approximately £350 million owing to the Group, failing which Railtrack Group may have insufficient working capital and would be obliged under those circumstances to seek to appoint an administrator to Railtrack Group.

The Group has a commitment to purchase Section 1 of the CTRL at its net cost. The Directors expect that Section 1 will be completed by September 2003 at an expected net cost of £1.5 to £1.7 billion and that the Group would be required to purchase Section 1 on or before 30 September 2004. If the Proposed Disposals are not completed and Railtrack Group is unable to complete the steps necessary to fund this purchase from the securitisation of the revenues relating to the future operation of the CTRL, Railtrack Group would not be able to fund this commitment from its working capital and would be obliged to seek alternative sources of financing, failing which it would be obliged to seek the appointment of an administrator to Railtrack Group.

Return of value

Whilst no final decision has been taken as to the manner in which cash will be returned to Shareholders, the Board's present intention is to effect a solvent voluntary liquidation of Railtrack Group as soon as reasonably practicable after the Proposed Disposals have completed. This will be subject to approval by a special resolution of Shareholders at a subsequent meeting. On the commencement of a solvent voluntary liquidation, control of Railtrack Group would move from the Board to the person who is appointed liquidator. Shareholders should note that, if a solvent voluntary liquidation is effected, all distributions of cash would be made by the liquidator, and as such the Board cannot guarantee that the liquidator will return cash as described in this announcement. .

Although, as described below, a number of uncertainties remain, the Board currently estimates that, were all Railtrack Group's assets to be realised as expected and were no further liabilities to arise, Railtrack Group would be able to return to Shareholders between 245 and 255 pence per Share through the solvent voluntary liquidation referred to above. The Board believes that, subject to certain guarantees having been released, a first instalment of 160 to 180 pence per Share could be returned within four months of the completion of the Proposed Disposals. Therefore, assuming completion of the Proposed Disposals by the end of September 2002 and the release of the guarantees, the Directors expect that a first payment could be made by early January 2003.

Shareholders should, however, be aware that:

(i) the final amount of cash which can be returned to Shareholders will be dependent upon a number of factors including the prices which purchasers may be prepared to pay for Railtrack Group's remaining assets, the amounts required to settle outstanding liabilities, transaction costs incurred by Railtrack Group and any taxes payable on the disposal of any assets;

(ii) the Board cannot at this stage state with certainty when the Proposed Disposals will be completed;

(iii) the first instalment of cash will not be returned until after the Proposed Disposals have been completed;

(iv) the amount and timing of the first instalment will depend on the release of the CTRL Financial Guarantees. If the CTRL Financial Guarantees are not released on completion either:

   (a) the amount of the first instalment may be reduced unless the CTRL Financial Guarantees are released after completion of the Proposed Disposals but prior to the payment of the first instalment; or

   (b) the payment of the first instalment may be delayed until six months after completion of the Proposed Disposals unless the CTRL Financial Guarantees are released in the intervening period; and

(v) if cash is returned through a voluntary liquidation of Railtrack Group, the liquidator will only be able to return cash to Shareholders to the extent that he is satisfied that the cash is not required to meet any remaining liabilities of Railtrack Group and is available for distribution. The cash will therefore have to be returned over a period of time and in a number of instalments.

The Board has been advised that, if a voluntary liquidation of Railtrack Group is effected, it should be possible for Shareholders to receive cash by way of capital rather than income.

The Board is considering the options available to maximise value from Railtrack Group's other assets, including Railtrack Developments, and this may include a sale of Railtrack Developments to a purchaser with the requisite financial strength and appetite to invest in early stage

course of action by the time that it writes to Shareholders with its proposals for returning cash.

A pro forma statement of the net assets of Railtrack Group as at 31 March 2002 is set out in Part III of this announcement.

Extraordinary General Meeting

The Proposed Disposals are conditional on the approval of Shareholders. An Extraordinary General Meeting to seek this approval is to be convened for 11.30 a.m. on Tuesday 23 July 2002 at Alexandra Palace, Alexandra Palace Way, Wood Green, London, N22 7AY. At the meeting, a resolution to approve the Proposed Disposals will be proposed as an ordinary resolution by way of a poll. Since completion of the sale of Railtrack PLC is conditional upon the sale of Railtrack UK having completed, a single resolution to approve both Proposed Disposals is to be considered at the Extraordinary General Meeting.

Conclusion and recommendation

The Proposed Disposals are a direct result of the decision by HM Government to put Railtrack PLC into Administration. The Board realises that the Administration Order has been detrimental to the interests of Shareholders. However, when considering the Proposed Disposals against the alternative of litigating against HM Government, the Board has had to be realistic about the options available. Whilst the Board has had only limited access to recent information, including financial information, relating to Railtrack PLC, for the reasons stated above, the Directors, who have received financial advice from Lehman Brothers, consider the Proposed Disposals together to be in the best interests of Shareholders taken as a whole. In providing advice to the Board, Lehman Brothers has placed reliance upon the Directors' commercial assessment of the Proposed Disposals.

Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolution as they intend to do in respect of their own beneficial holdings of Railtrack Shares.

PART II

Financial information on Railtrack Group

Preliminary announcement of audited results for Railtrack Group PLC for the 12 months ending 31 March 2002

OPERATING AND FINANCIAL REVIEW

Introduction

Prior to 7 October 2001 Railtrack Group PLC's main activity, carried out through its principal operating subsidiary Railtrack PLC, was the ownership and operation of the national rail infrastructure. On 7 October 2001, the High Court, on the petition of HM Government, placed Railtrack PLC into Administration.

Since then the Group's main activities have been the development of its property assets, the management of its interest in Section 1 of the Channel Tunnel Rail Link ("CTRL") and the pursuit of fair value for Shareholders. This has involved preparing to pursue claims against HM Government through the Courts if necessary, appointing Lehman Brothers to advise on means of maximising value for Shareholders and mounting an active public relations campaign arguing the case for Shareholder compensation.

Full details of the background to the Administration Order and the offers subsequently received

Board's plans for returning cash to Shareholders are set out in detail in Part I of this announcement.

Results

Following Administration and in line with Financial Reporting Standard ("FRS") 3 "Reporting Financial Performance" Railtrack PLC has been classified as a discontinued operation. The Group's interest in Railtrack PLC has been treated as a trade investment the book value of which has been written down by £1,988 million from £2,488 million to £500 million in line with the offer received for the shares in Railtrack PLC. This write down has been treated as an exceptional item.

Group turnover, before exceptional items, was £1,797 million (2001: £2,476 million). Before exceptional items, interest and taxation, operating profit on ordinary activities was £321 million (2001: operating profit £261 million). The continuing businesses recorded an operating loss of £15 million in the year, reflecting the high level of legal costs and one-off costs associated with the CTRL. The discontinued businesses recorded an operating profit of £336 million almost all of which related to Railtrack PLC up to the date of the Administration Order. Exceptional items totalled £1,951 million (2001: £706 million) representing the write down of £1,988 million referred to above less the gain on the sale of assets. After interest of £93 million (2001: £89 million), the pre-tax loss for the year was £1,724 million (2001: £534 million). The continuing businesses recorded a loss on ordinary activities before taxation of £11 million. The loss per share for the year was 342.2 pence (2001: 59.6 pence)

The Group's balance sheet includes as a debtor an amount of £351 million, recoverable from Railtrack PLC on completion of the Railtrack PLC Disposal.

The Board is not recommending a final dividend.

Post Administration

The Administration of Railtrack PLC has resulted in Railtrack Group PLC losing the ability to control Railtrack PLC. Because the Administrators have restricted the Group's access to information in the timescale required for production of these Accounts, it has not been possible to provide all of the financial information normally included in a company's accounts.

FUNDAMENTAL UNCERTAINTIES

These financial statements have been prepared on the going concern basis which, in the opinion of the Directors, is appropriate. However, there are a number of uncertainties in relation to the going concern status of the Group reflecting the issues arising since Administration. These are described in detail in note 1 to the Accounts. The successful completion of the planned disposals will remove these uncertainties.

The main uncertainties in the Accounts are:

- The Profit and Loss Account includes the results of Railtrack PLC previously included in the published Railtrack Group Interim Accounts for the period to 30 September 2001. Since the date of the Administration Order, the affairs, business and property of Railtrack PLC have been managed by the Administrators and limited information on Railtrack PLC has been provided to Railtrack Group. Although a number of Railtrack Group directors were also directors of Railtrack PLC prior to their resignation as Railtrack PLC directors on or before 1 February 2002, access to information on Railtrack PLC was progressively restricted. Since 1 February 2002, the Administrators have declined to release information on terms acceptable to the Board and within the timetable required for production of these Accounts, with the result that the Directors have only received limited information on Railtrack PLC. As a result, the Directors have not been able to update the interim results for the period to 30 September 2001 previously published, in particular, the assumptions relating to the Asset Maintenance Plan depreciation charge.

- The value of certain assets and liabilities included in the Balance Sheet including the Group's interests in the CTRL and the investment in Railtrack PLC are heavily dependent upon the successful completion of the Proposed Disposals.
- The Group's tax liabilities, which will ultimately depend on a final agreement of taxation issues between Railtrack PLC and the Group.

AUDIT OPINION

Owing to the loss of control of Railtrack PLC, it was not possible for the Group's Auditors to audit the results of Railtrack PLC for the six months to 30 September 2001. Their Audit Opinion on the Group Profit and Loss Account and the Group Cash Flow Statement is therefore qualified on the grounds of limitation in scope though they have been able to issue an unqualified opinion on the Group and Company Balance Sheets as at 31 March 2002, albeit the Audit Report draws attention to the major uncertainties underlying the Accounts.

GROUP PROFIT AND LOSS ACCOUNT
Year ended 31 March 2002

	Note	*2002* Continuing activities (note 1) £'m	Discontinued activities (note 1) £'m	Total £'m	*2001* Continuing activities £'m	Discontinued activities £'m	Total £'m
Turnover – Before exceptional items		38	1,759	1,797	8	2,468	2,476
– Exceptional		–	–	–	–	(586)	(586)
		38	1,759	1,797	8	1,882	1,890
Less Turnover attributable to joint ventures		(24)	–	(24)	–	–	–
GROUP TURNOVER	5	14	1,759	1,773	8	1,882	1,890
Operating costs – Before exceptional items	6	(29)	(1,423)	(1,452)	(8)	(2,207)	(2,215)
– Exceptional		–	–	–	(3)	(144)	(147)
		(29)	(1,423)	(1,452)	(11)	(2,351)	(2,362)
OPERATING (LOSS)/PROFIT	7	(15)	336	321	(3)	(469)	(472)
Share of operating loss of joint ventures		–	(1)	(1)	–	–	–
Exceptional items:							
Loss on sale of operations	3	–	(7)	(7)	–	–	–
Amounts written off investments	2	–	(1,988)	(1,988)	–	–	–
Profit on sale of fixed assets		–	44	44	7	20	27
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST		(15)	(1,616)	(1,631)	4	(449)	(445)
Net interest receivable/ (payable)	8	4	(97)	(93)	12	(101)	(89)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(11)	(1,713)	(1,724)	16	(550)	(534)

Tax charge/(credit) on loss on ordinary activities	9	48	(227)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION		(1,772)	(307)
Equity dividends – paid		–	(138)
AMOUNT TRANSFERRED FROM RESERVES FOR THE FINANCIAL YEAR		(1,772)	(445)
LOSS PER SHARE	10	(342.2p)	(59.6p)
DILUTED LOSS PER SHARE	10	(348.6p)	(59.6p)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Year ended 31 March 2002

	2002 *£'m*	*2001* *£'m*
LOSS FOR THE FINANCIAL YEAR	(1,772)	(307)
Revaluation of investment properties	–	5
Unrealised gain on formation of joint ventures	33	3
Clawback on disposal of properties (net of tax relief)	–	(3)
Corporation tax on realised gain on investment properties	–	(4)
TOTAL RECOGNISED GAINS AND LOSSES FOR THE FINANCIAL YEAR	(1,739)	(306)

NOTE OF HISTORICAL COST PROFITS AND LOSSES
Year ended 31 March 2002

	2002 *£'m*	*2001* *£'m*
Loss on ordinary activities before taxation	(1,724)	(534)
Realisation of property revaluation gains of previous years	61	32
Historical cost loss on ordinary activities before taxation	(1,663)	(502)
Historical cost loss for the year retained after taxation and dividends	(1,711)	(413)

CONSOLIDATED BALANCE SHEET
31 March 2002

	Note	*2002* *£'m*	*2001* *£'m*
FIXED ASSETS			
Tangible fixed assets	11	1,133	8,805
Investments in joint ventures			
– share of gross assets		64	48
– share of gross liabilities		(38)	(44)
		26	4
Loans to joint ventures		30	32
Investments	12	56	36
		1,189	8,841
CURRENT ASSETS			
Stocks		24	56
Debtors – amounts falling due within one year			
– other		26	382
– amount recoverable from Railtrack PLC		351	–
		377	382
Debtors – amounts falling due after more than one year		–	46
		377	428
Investments	13	500	94
Cash at bank and in hand		25	24
		926	602
CREDITORS: amounts falling due within one year		(50)	(2,517)
NET CURRENT ASSETS/(LIABILITIES)		876	(1,915)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,065	6,926
CREDITORS: amounts falling due after more than one year			
Convertible debt		–	(392)
Other creditors	14	(1,145)	(3,575)
		(1,145)	(3,967)
PROVISIONS FOR LIABILITIES AND CHARGES		–	(311)
NET ASSETS		920	2,648
CAPITAL AND RESERVES			
Called up share capital		130	129
Share premium	15	5	3
Revaluation reserve	15	–	61
Other reserves	15	532	1,085
Profit and loss account	15	253	1,370
EQUITY SHAREHOLDERS' FUNDS		920	2,648

These financial statements were approved by the Board of Directors on 27 June 2002.
Signed on behalf of the Board of Directors
David A Harding

COMPANY BALANCE SHEET
31 March 2002

	Note	2002 £'m	2001 £'m
FIXED ASSETS			
Investments		35	2,239
CURRENT ASSETS			
Debtors – amounts falling due within one year			
– other		76	168
– amount recoverable from Railtrack PLC		351	–
		427	168
Investments		500	–
Cash at bank and in hand		13	335
		940	503
CREDITORS: amounts falling due within one year		(60)	(94)
NET CURRENT ASSETS		880	409
NET ASSETS		915	2,648
CAPITAL AND RESERVES			
Called up share capital		130	129
Share premium	15	5	3
Revaluation reserve	15	–	1,150
Other reserves	15	500	796
Profit and loss account	15	280	570
EQUITY SHAREHOLDERS' FUNDS		915	2,648

These financial statements were approved by the Board of Directors on 27 June 2002.
Signed on behalf of the Board of Directors
David A Harding

GROUP CASH FLOW STATEMENT
Year ended 31 March 2002

	Note	2002 Continuing activities £'m	2002 Discontinued activities £'m	2002 Total £'m	2001 £'m
Net cash inflow from operating activities	16	44	112	156	718
Dividends received from joint ventures		4	—	4	—
Returns on investments and servicing of finance					
Interest received		4	13	17	27
Interest paid		—	(139)	(139)	(150)
Net cash inflow/(outflow) from returns on investments and servicing of finance		4	(126)	(122)	(123)

Capital expenditure and financial investment				
Purchase and sale of tangible fixed assets	—	(1,207)	(1,207)	(2,134)
Sale of trade investment	30	—	30	—
Capital element of finance lease receipts	—	—	—	14
Capital grants received	—	—	—	63
Loans repaid by/(made to) joint ventures	10	—	10	(32)
Net cash inflow/(outflow) from capital expenditure	40	(1,207)	(1,167)	(2,089)
Acquisitions and disposals				
Disposal of subsidiary			8	—
Acquisitions and sale of joint ventures			(1)	—
Net cash inflow from acquisitions and disposals			7	—
Equity dividends paid			(78)	(124)
Cash outflow before use of liquid resources and financing			(1,200)	(1,618)
Management of liquid resources				
(Purchase)/disposal of short term deposits			(39)	474
Financing				
Issue of ordinary share capital			2	3
New loans			1,238	1,165
Net cash inflow from financing			1,240	1,168
Increase in cash			1	24

NOTES TO THE ACCOUNTS
Year ended 31 March 2002

1. BASIS OF PREPARATION

Introduction

The Group accounts are a consolidation of the financial statements of the Company and all its subsidiary undertakings with the exception of Railtrack PLC and Railway Safety.

On 7 October 2001, as a result of the Administration Order, the Group lost control of Railtrack PLC and therefore, in accordance with FRS 2 "Accounting for Subsidiary Undertakings", its

results and cashflows for the period after 7 October 2001 have not been included in the consolidated Profit and Loss Account and Cash Flow Statement and its assets and liabilities have not been included in the 31 March 2002 consolidated Balance Sheet. The Group's investment in Railtrack PLC has therefore been reclassified as a trade investment. The Directors have reviewed the carrying value of this investment and have concluded that it has been impaired and have booked the resulting write-down, being the difference between the net tangible assets of Railtrack PLC at 7 October 2001 and the value of the offer received from Network Rail for the Group's investment in Railtrack PLC, as an amount written-off investments. In the Profit and Loss Account the activities of the Group have therefore been classified as follows:

- *Discontinued Activities*

  As a result of the Administration Order on 7 October 2001, the Group lost control of Railtrack PLC and Railway Safety. Therefore, their results up to that date have been classified as discontinued operations.

  On 15 November 2001, the principal activities of Railtrack Travel Limited ceased with the closure of its totaljourney.com joint venture. This decision was taken in response to an intervention by the Rail Regulator.

  On 25 March 2002, Railtrack Insurance Limited was sold to Railtrack PLC.

- *Continuing Activities*

  All other activities of the Group have been treated as continuing activities.

Fundamental Uncertainties

The Administration Order has had a significant impact on the Group's financial position resulting in a number of fundamental uncertainties. The successful completion of the proposed sale of Railtrack PLC to Network Rail and the Group's interests in the CTRL to London & Continental Railways Limited (together "the Proposed Disposals"), as explained in Part I of this announcement, would result in the elimination of the uncertainties relating to going concern and the Balance Sheet. At the date of approval of these financial statements these proposed sales remain subject to Shareholder approval and the conditions as set out in note 4. These fundamental uncertainties may have a significant impact on the following areas:

(a) Going Concern

In accordance with FRS 18 "Accounting Policies", the financial statements have been prepared on the going concern basis. On the basis of the Proposed Disposals proceeding, it is expected that Railtrack Group PLC will remain a going concern. However, in the event that these do not proceed there are certain fundamental uncertainties that may affect the ability of the Group to continue as a going concern. These are:

Obligation to Purchase Section 1 of the Channel Tunnel Rail Link (CTRL)

Railtrack (UK) Limited, a subsidiary of Railtrack Group PLC, has committed to purchase Section 1 of the CTRL at its net cost. The Directors expect that Section 1 will be completed by September 2003 at an expected net cost of £1.5 to £1.7 billion and that the Railtrack Group would be required to purchase Section 1 on or before 30 September 2004. The Administration Order has created uncertainty over whether certain agreements, to which Railtrack Group is a party, would come into, or continue in effect. In the event of these contracts terminating, or not coming into effect, the purchase obligation would become an onerous contract that could not be funded by the Group.

These financial statements have been prepared on the assumption that the sale of the Group's interests in the CTRL to London & Continental Railways Limited proceeds.

Guarantees

Railtrack Group PLC has outstanding guarantees of up to £1 billion that have become contingent liabilities as a result of the Administration. These are in respect of two European Investment Bank facilities made available to Railtrack PLC, of which £800 million had been drawn at 31 March 2002.

The Group has also guaranteed three bank facilities of up to £700 million which have been made available to London & Continental Railways Limited in connection with the CTRL, of which £472 million had been drawn at 31 March 2002.

These financial statements have been prepared on the assumption that the Proposed Disposals proceed and therefore that there is no call on Railtrack Group PLC under these guarantees.

The financial statements do not include any adjustments that would arise should the going concern basis prove inappropriate.

(b) Group Balance Sheet

Carrying Value of Railtrack PLC

The carrying value of the Group's investment in Railtrack PLC of £500 million is based upon the offer from Network Rail to purchase Railtrack PLC (in Railway Administration). This offer remains subject to Shareholder approval. If the Proposed Disposals do not proceed there will remain a fundamental uncertainty as to the value of this investment.

Carrying Value of the CTRL Assets

The Group Balance Sheet includes the assets constructed to date of £1.1 billion as well as a related liability for the purchase obligation of £1.1 billion. As set out above, uncertainty remains over the ongoing operating arrangements and it is therefore not possible to assess whether any impairment in value or any further purchase obligations should be recognised.

Taxation

The Group has certain contingent tax liabilities arising from transactions entered into before 7 October 2001 for which no provision has been made. There is uncertainty whether the Administrators of Railtrack PLC will permit the planned rollover of chargeable gains arising in the year. If they do not, the Group could suffer a further tax liability of up to £34 million.

As part of the sale of Railtrack PLC to Network Rail it is anticipated that the planned rollover will occur and that therefore this contingent tax liability will not crystallise.

(c) Group Profit and Loss Account

There are a number of fundamental uncertainties relating to the Profit and Loss Account of Railtrack PLC for the period from 1 April 2001 to 7 October 2001 which have been included in the discontinued operations on the face of the Profit and Loss Account. Any adjustments arising from these uncertainties would have an equal and opposite adjustment on the exceptional charge arising from the amounts written off investments. The matters of which there is fundamental uncertainty are:

Events occurring between 17 December 2001 and 27 June 2002

The Railtrack PLC results included in these financial statements are based on the information included in the unaudited interim accounts for Railtrack Group PLC for the period to 30 September 2001, which were approved on 17 December 2001. Since the date of the Administration Order, the affairs, business and property of Railtrack PLC have been managed by the Administrators and limited information on Railtrack PLC has been provided to Railtrack Group. Although a number of Railtrack Group directors were also directors of Railtrack PLC prior to their resignation as Railtrack PLC directors on or before 1 February 2002, access to information on Railtrack PLC was progressively restricted. Since 1 February 2002, the Administrators have declined to release information on terms acceptable to the Board and within

the timetable required for production of these Accounts, with the result that the Directors have only received limited information on Railtrack PLC. It is therefore not possible to identify, as required by Statement of Standard Accounting Practice ("SSAP") Number 17 "Accounting for Post Balance Sheet Events", whether any adjusting post Balance Sheet events have occurred that would require amendments to these previously reported figures.

Railtrack PLC Profit and Loss Account for the Period from 1 October 2001 to 7 October 2001

No information is available to the Directors of Railtrack Group PLC on the trading results of Railtrack PLC for the above period and therefore the results of this period have been excluded from the financial statements.

Asset Maintenance Plan (AMP)

Fundamental uncertainty exists over amounts included within the Profit and Loss Account for the period to 30 September 2001 in respect of the AMP and the renewals accounting policy that had been applied in respect of certain network assets.

The impact of gauge corner cracking and the industry's changing approach to risk meant that the AMP requirements were still under review at the time of the Administration Order. Decisions on the timing and basis of preparation of the AMP are now matters for the Administrators of Railtrack PLC.

The depreciation charge presented represents six months' of charge relating to track, route structures, stations and depots. This figure was based on the Directors' best estimate of the cost set out within Railtrack PLC's draft asset maintenance plan at the time.

Accounting Policies

The financial information set out in the preliminary announcement has been prepared in accordance with applicable accounting standards. The accounting policies adopted are described in the Group's 2002 statutory accounts and have been consistently applied in both 2001 and 2002.

2. AMOUNTS WRITTEN OFF INVESTMENTS

An exceptional loss of £1,988 million arises on the write down of the carrying value of the investment in Railtrack PLC held by Railtrack Group PLC from its book value of £2,488 million to its estimated market value.

The estimated market value of the investment of £500 million is based on the offer made by Network Rail for Railtrack PLC (as detailed in Part I of this announcement). This offer is subject to Shareholder approval and a number of other conditions being satisfied.

For the reasons set out in note 1 above, it is not possible for the Directors to determine how much of this exceptional charge relates to:

- the trading results of Railtrack PLC for the period since 7 October 2001;
- the loss of value in Railtrack PLC arising from the company being placed in Administration;
- the costs and related losses arising from the Administration Order; and
- the losses arising from the anticipated disposal process.

3. LOSS ON SALE OF OPERATIONS

Railtrack Insurance Limited was sold to Railtrack PLC on 25 March 2002 for a consideration of £10.75 million. At 31 March 2002, £8 million had been received. The balance of £2.75 million is included within Debtors - amounts falling due within one year, the payment of which is dependent upon a number of conditions.

On the date of the Administration Order, effective control of Railway Safety was lost and hence the activities have been treated as discontinued. No gain or loss arose as a result.

Railtrack Travel Limited was placed into members voluntary liquidation in April 2002. The trading activities in the year were treated as discontinued and a loss was recognised of £1 million. A loss of £5 million arose on its disposal of its joint venture, totaljourney.com.

4. POST BALANCE SHEET EVENTS

On 27 June 2002, Railtrack Group PLC entered into an agreement with Network Rail Limited and Network Rail Holdco Limited to sell Railtrack PLC subject to a number of conditions. These are:

- approval by Shareholders;
- approval of the change of control of Railtrack PLC by the Secretary of State pursuant to the network and station licences granted to Railtrack PLC;
- the European Commission notifying HM Government that the package of support being provided to Network Rail in relation to or in connection with the purchase of Railtrack PLC and the arrangements contemplated under or in connection with that purchase or any matter arising therefrom either (i) will not involve the grant of state aid within the meaning of Article 87 of the Treaty of Rome or (ii) is compatible with the common market within the meaning of the Treaty of Rome in terms which are reasonably satisfactory to the Secretary of State, the SRA and Network Rail (provided that, in the case of Network Rail, the terms taken as a whole shall be deemed to be reasonably satisfactory to it if acceptance of those terms would not result, or would not be reasonably likely to result, in material loss, damage or detriment to Network Rail's group taken as a whole);
- the Office of Fair Trading indicating, in terms reasonably satisfactory to Network Rail and the SRA, that the Secretary of State for Trade and Industry does not intend to refer the proposed acquisition of Railtrack PLC or any matter relating thereto to the Competition Commission (provided that, in the case of Network Rail, the terms taken as a whole shall be deemed to be reasonably satisfactory to it if the acceptance of those terms would not result, or would not be reasonably likely to result, in material loss, damage or detriment to Network Rail's Group taken as a whole)
- a resolution of each class of bondholders of Railtrack PLC being passed to authorise the modification of the terms and conditions of the bonds. According to information published or made available by Network Rail and Railtrack PLC, the effect of the modifications will be to:

  (i) provide for mandatory redemption of all of the bonds no later than 14 days after completion upon the occurrence of certain conditions as to notice and as to sufficiency of funds referred to below according to a formula which will value each class of bonds by applying an agreed yield spread to the relevant reference gilt yield that prevails at the time the bonds are redeemed together with accrued interest. The agreed yield spread would be the average yield spread of each class of the bonds relative to the relevant reference gilt yield in September 2001 (the month prior to the commencement of the Administration) adjusted for movements in the spreads of A-rated Eurosterling bond issues between that time and the time that calculations are made shortly before the bonds are redeemed. The bonds will, however, be redeemed at par if such a calculation would result in a price below par. The conditions referred to above are not less than two days' notice being given to bondholders and, prior to giving such notice, Railtrack PLC certifying to the trustee and producing evidence acceptable to the trustee that it will have the necessary funds to pay the aggregate redemption price;

  (ii) vary the duration of the standstill arrangements in respect of the bonds which have

date which is 15 days after completion of the sale where the Administration Order is discharged in express contemplation of completion; and

(iii) in respect of the £400,000,000 3.5 per cent. Exchangeable Bonds due 2009 only, provide that the rights to exchange these bonds into ordinary shares of Railtrack Group contained in the trust deed and conditions of these bonds, shall be relinquished;

- a resolution of noteholders of Railtrack PLC being passed to authorise the modification of the terms and conditions of the notes. According to information made available by Railtrack PLC, the effect of the modifications will be to:

  (i) provide for mandatory redemption of the notes no later than 14 days after completion upon the occurrence of certain conditions as to notice and as to sufficiency of funds referred to below for an amount equal to the sum of their principal amount together with accrued interest. The conditions referred to above are not less than two days' notice being given to noteholders and, prior to giving such notice, Railtrack PLC certifying to the trustee and producing evidence acceptable to the trustee that it will have the necessary funds to pay the aggregate redemption price; and

  (ii) vary the duration of the standstill arrangements in respect of the notes which have previously been entered into so as to permit the termination of those arrangements on the date which is 15 days after completion of the sale where the Administration Order is discharged in express contemplation of completion; and

- the discharge of the Administration Order following an application for its discharge by the Secretary of State pursuant to section 18 of the Insolvency Act 1986 as modified by the Railways Act 1993. The Administration Order may be discharged by order of a court on application by the Secretary of State on the ground that it is no longer necessary that the purposes of the Administration Order are achieved. The purposes of the Administration Order are the transfer of Railtrack PLC's undertaking to another company and the carrying on of its activities pending the making of such transfer. It is expected that a court would discharge the Administration Order once the conditions specified above have been satisfied and the Railtrack PLC Agreement is otherwise due to complete.

Completion of the sale is also conditional on Network Rail (save to the extent that Railtrack Group may not so require) having procured that all steps are taken to ensure that at completion of the sale Railtrack Group will be released from the guarantees granted by it in relation to Railtrack PLC in favour of the European Investment Bank.

On 27 June 2002, Railtrack Group PLC entered into an agreement with London & Continental Railways Limited to sell Railtrack (UK) Limited subject to a number of conditions. These are:

- Shareholder approval;
- appropriate state aid clearance by the European Commission for the CTRL project;
- merger clearance by the Director General of Fair Trading of the Competition Commission; and
- release of the guarantees given by Railtrack Group PLC and Railtrack UK Limited in respect of £700 million bank facilities made available to LCR for the purposes of construction of Section 1 of the CTRL.

Completion of the sales of Railtrack PLC and of Railtrack (UK) Limited is subject to the conditions to both agreements being satisfied.

On 27 June 2002, Network Rail entered into an agreement as part of the above transactions to amend the existing wayleave agreements between RTS and Railtrack PLC. This will result in the release of deferred income of £49 million.

5. TURNOVER

	2002			2001
	Continuing Activities £'m	*Discontinued Activities £'m*	*Total £'m*	*£'m*
Passenger franchise revenue	—	866	866	1,523
Revenue grant	—	732	732	—
Freight revenue	—	49	49	142
Property rental income	1	77	78	146
Other income	—	29	29	55
Commercial and development property sales	13	6	19	24
	14	1,759	1,773	1,890

All turnover relates to the UK.

Revenue grants

The Company has two separate agreements with the Strategic Rail Authority (SRA) for the receipt of revenue grants:

"Deferred Grant"

In a letter dated 2 April 2001 the SRA agreed to bring forward revenue which, under the Rail Regulator's October 2000 determination, would have otherwise been included in the Regulatory Asset Base (RAB) at the end of the second regulatory control period. The first payment of £337 million was received on 1 October 2001.

"Network Grant"

Schedule D to the October determination by the Rail Regulator provided for the receipt of income in the second regulatory control period via a direct grant from the SRA, as an alternative to track access charges. Following failure of the "best endeavours" agreement made with the SRA, also on 2 April 2001, to securitise sums due under this arrangement, the first payment of £162 million became due on 1 October 2001.

In accordance with SSAP 4, and on the basis that the Directors at the time of the interim statements had reasonable assurance that future payments will be received from the SRA as they fall due, the grants due in respect of the services provided in the year have been credited to revenue. The amounts credited are calculated in accordance with the original agreements and amount to £732 million for the six months ended 30 September 2001.

6. OPERATING COSTS

	2002			2001		
	Continuing Activities £'m	*Discontinued Activities £'m*	*Total £'m*	*Continuing Activities £'m*	*Discontinued Activities £'m*	*Total £'m*
Other operating income	(2)	(29)	(31)	(2)	(77)	(79)
Staff costs	3	210	213	1	361	362
Own work capitalised	—	(105)	(105)	—	(172)	(172)
Capital grants amortised	—	(5)	(5)	—	(11)	(11)

Other external charges						
Normal activities	28	845	873	9	1,386	1,395
Exceptional item	—	—	—	3	(70)	(67)
	28	845	873	12	1,316	1,328
Depreciation and other amounts written off tangible fixed assets						
Normal activities	—	507	507	—	720	720
Exceptional item	—	—	—	—	214	214
	—	507	507	—	934	934
	29	1,423	1,452	11	2,351	2,362

At 30 September 2001, the AMP requirement in relation to Railtrack PLC was still under review. The AMP for the second regulatory control period, from 1 April 2001 to 31 March 2006, had therefore not been completed, nor, as required by FRS 15 "Tangible Fixed Assets", certified by an independent, appropriately qualified person. It was anticipated that the plan would have been finalised and certified prior to the publication of the financial statements for the year ended 31 March 2002. Decisions on the timing and basis of preparation of the AMP are now a matter for the Administrators of Railtrack PLC.

The depreciation charge presented above represents six months' of charge relating to track, route structures, stations and depots. This figure was based on the Directors' best estimate of the cost set out within Railtrack PLC's draft asset maintenance plan at the time.

Included in other external charges is £8.2 million representing costs associated with property disposals.

7. OPERATING (LOSS)/PROFIT

	2002 *£'m*	*2001* *£'m*
This is arrived at after charging/(crediting):		
Non-exceptional one-off costs:		
-Release of the property maintenance backlog provision	—	(24)
-Other one-off costs	—	9
-Contractor claims	—	12
-Professional fees	4	—
-Professional fees associated with the CTRL agreements	5	—
Exceptional items charged to operating profit which all arose in 2000/2001:		
-Performance and other payments to TOCs of £561 million, operating costs of £26 million and additional depreciation arising from Hatfield of £57 million	—	644
-Performance penalties arising from extreme weather in October 2000	—	25
-Additional depreciation arising from review of the asset maintenance plan	—	157

-Release of property maintenance backlog provision largely in respect of major stations	—	(93)
	-	733

8. NET INTEREST (RECEIVABLE)/PAYABLE

	2002 *£'m*	*2001* *£'m*
Interest payable and similar charges	139	164
Interest capitalised	(29)	(49)
	110	115
Interest receivable	(17)	(26)
	93	89

For the reasons set out in note 1, no information in relation to Railtrack PLC required for this note has been provided to the Directors of Railtrack Group PLC for the period from 1 April 2001 to 30 September 2001. It has therefore not been possible to split the interest attributable to the discontinued activities of Railtrack PLC between that on bank loans and overdrafts and that on other loans. In the prior year, £28 million of interest was payable on bank loans and overdrafts and £136 million on other loans.

Included in 'interest on other loans' is £15.8 million relating to loss on a hedging transaction.

The average interest rate used to determine the amount of finance cost capitalised was 5.62 per cent. (2000/2001: 5.92 per cent.).

9. TAX CHARGE/(CREDIT) ON LOSS ON ORDINARY ACTIVITIES

	2002 *£'m*	*2001* *£'m*
Analysis of charge in year		
Current UK corporation tax at 30 per cent.		
Charge/(credit) for the year	12	(3)
Under/(over) provision in respect of prior years	10	(17)
Total current tax	22	(20)
Deferred tax at 30 per cent.		
Charge/(credit) for timing differences arising in the year	7	(141)
Decrease/(increase) in discount	19	(66)
Total deferred tax/(credit)	26	(207)
Tax charge/(credit) on loss on ordinary activities	48	(227)

None of the tax charge for the year relates to exceptional items. In 2000/2001 £174 million of the deferred tax credit related to exceptional items.

The deferred tax charge for the year of £26 million and the current year corporation tax charge of £12 million relate to discontinued activities. The £10 million underprovision from prior years relates to Railtrack Group and £7 million of this represents advance corporation tax written off.

Current factors affecting the tax charge for the year

Ignoring discontinued activities, there is no current year corporation tax charge as a result of tax losses. The total tax assessed for the Retained Railtrack Group and Railtrack UK combined is higher than the standard rate of corporation tax in the UK of 30 per cent., principally as a result of the prior year underprovision.

Factors that may affect future tax charges

Excluding exceptional items, such as potential profits on disposal of investments, the Retained Railtrack Group is expected to have future effective rates of tax of approximately 30 per cent.

10. LOSS PER SHARE

	2002 *£'m*	*2001* *£'m*
Loss attributable to Shareholders	(1,772)	(307)
Weighted average number of ordinary shares (millions)	518	515
Dilutive effect of Share Savings Scheme (millions)	(9)	—
Weighted average number of ordinary shares taking into account applicable dilutive instruments (millions)	509	515
Loss per share	(342.2p)	(59.6p)
Diluted loss per share	(348.6p)	(59.6p)

The calculation of the dilutive effect of the Share Savings Scheme uses the suspended share price on 5 October 2001 of 280.5 pence per share.

11. TANGIBLE FIXED ASSETS

	2002 *£'m*	*2001* *£'m*
Net book value		
Investment properties	—	74
Other land and buildings	22	294
Track, route structures, stations and depots	—	3,952
Other network assets	—	3,675
Channel Tunnel Rail Link	1,111	810
	1,133	8,805

At valuation	—	74
At cost	1,133	8,731
	1,133	8,805

12. INVESTMENTS

Group	*Group share of net assets of joint ventures £'m*	*Group loans to joint ventures £'m*	*Total £'m*
At 1 April 2001	4	32	36
Reclassifications	(8)	8	—
Additions	36	—	36
Interest capitalised	4	—	4
Disposals	(5)	—	(5)
Share of results of joint ventures	(1)	—	(1)
Loans made to joint ventures	—	5	5
Loans repaid by joint ventures	—	(15)	(15)
Dividends received from joint ventures	(4)	—	(4)
At 31 March 2002	26	30	56

13. INVESTMENTS HELD AS CURRENT ASSETS

Group	*2002 £'m*	*2001 £'m*
Investments	500	94

The £500 million investment at 31 March 2002 represents the trade investment held in Railtrack PLC. The value is based upon its estimated realisable value. The investment at 31 March 2001 included £55 million of short term money market deposits. The remaining investments, which were all held by Railtrack Insurance Limited, consisted of certificates of deposit, eurobonds and commercial paper.

14. OTHER CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Group	*2002 £'m*	*2001 £'m*
Bank loans	—	1,050
Eurobonds	—	1,122
West Yorkshire PTE due 2019	—	5
Finance leases and hire purchase contracts	—	34
Debt issued under the Euro Medium Term Note programme	—	8
Other accruals and deferred income	49	40

Capital grants deferred income	1	523
Obligation to purchase section one of the Channel Tunnel Rail Link	1,095	793
	1,145	3,575

During the year, Railtrack Telecom Services Limited ("RTS") entered into a long-term agreement with Railtrack PLC for the rental of wayleave rights to lay cables alongside railways. The rentals payable to Railtrack PLC are based on the amount of cables laid and a rental price per kilometre, which increases each year based on a price index. In April 2001 RTS sold those wayleave rights for the first twenty years of the agreement in return for shares in ipsaris Limited which were later sold under a put and call option for payments received or now due totalling £50 million. No cable has been laid to date and therefore no amounts have been paid to date. Owing to a number of uncertainties relating to the calculation of the total rentals payable to Railtrack PLC over the twenty years it is not possible to estimate the appropriate level of costs to be accrued. Therefore the payments received or now due have been included in deferred income, of which £49 million is included in creditors falling due after more than one year. This will be released to the profit and loss account over the next twenty years, matching the rental payments made to Railtrack PLC.

15. SHARE CAPITAL AND RESERVES

	Share premium £'m	*Revaluation reserve £'m*	*Other reserves £'m*	*Profit and loss account £'m*	*Total £'m*
Group					
At 1 April 2001	3	61	1,085	1,370	2,519
Transfer of reserves arising on impairment of investment held in Railtrack PLC	—	(61)	(582)	643	—
Capital reserve on formation of joint ventures	—	—	33	—	33
Capital reserve on disposal of joint ventures	—	—	(3)	3	—
Share dividends	—	—	(1)	9	8
Shares issued under Share Savings Scheme	2	—	—	—	2
Loss for the financial year	—	—	—	(1,772)	(1,772)
At 31 March 2002	5	—	532	253	790

	Share premium £'m	*Revaluation reserve £'m*	*Other reserves £'m*	*Profit and loss account £'m*	*Total £'m*
Company					
At 1 April 2001	3	1,150	796	570	2,519
Transfer of reserves arising on impairment of investment held in Railtrack PLC	—	(1,150)	(295)	1,445	—
Share dividends	—	—	(1)	9	8
Shares issued under Share Savings Scheme	2	—	—	—	2
Loss for the financial year	—	—	—	(1,744)	(1,744)
At 31 March 2002	5	—	500	280	785

The number of called up, allotted and fully paid shares as at 31 March 2002 was 519,639,678 (2001: 515,947,547).

16. RECONCILIATION OF OPERATING (LOSS)/PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2002			*2001*
	Continuing activities £'m	*Discontinued activities £'m*	*Total £'m*	*£'m*
Operating (loss)/profit	(15)	336	321	(472)
Share of operating profit of joint ventures	—	—	—	(1)
Depreciation and amortisation (net of capital grants amortised)	—	502	502	923
Increase in stocks	(8)	(16)	(24)	(7)
(Increase)/decrease in debtors	(21)	(1,048)	(1,069)	113
Increase in creditors	54	340	394	335
Reduction in amounts owed by Railtrack PLC	34	—	34	—
Decrease in provisions	—	(2)	(2)	(173)
Net cash inflow from operating activities	44	112	156	718

Included within the net cash inflow for 2001 is an outflow of £443 million in respect of the exceptional item.

17. CONTINGENT LIABILITIES

The Group has a number of contingent liabilities which, if they were to crystallise, could seriously prejudice the Group's financial position. In each case the Directors are taking steps to mitigate the outcome.

Following the loss of control and the deconsolidation of Railtrack PLC the contingent liabilities relating to that company have not been included as they are now under the control of the Administrators.

Guarantees

The Company has given guarantees in respect of (i) a £600 million bank facility made available to Railtrack PLC by the European Investment Bank (EIB) which is fully drawn and (ii) a £400 million bank facility made available to Railtrack PLC by EIB of which £200 million has been drawn.

The Company has given guarantees in respect of (i) a £350 million syndicated revolving credit facility made available to London & Continental Railways Limited (LCR) of which £122 million is drawn; (ii) a £150 million bank facility made available to LCR by Kreditanstalt für Wiederaufbau, which is fully drawn; and (iii) a £200 million facility made available to LCR by EIB, which is fully drawn.

Railtrack Group PLC has guaranteed the performance of a subsidiary undertaking's investment in the joint venture with British Land relating to the Broadgate development. There is no express financial cap on the maximum exposure of Railtrack Group under the guarantee. The level of

financial exposure will be dependent upon the future development of the project.

Other

As a result of the Administration, Stannifer Group Holdings Limited, a joint venture partner of Railtrack Developments Limited ("RDL"), notified RDL that in their opinion, an event of default has occurred. If there were to be an event of default, however, the joint venture could be dissolved. Based on the legal advice RDL has received, the Directors do not consider that any such event has occurred.

Included within other debtors is £20 million due from Marconi Corporation plc. Marconi Corporation plc has also stated that it intends to make a claim against Railtrack Telecom Services Limited ("RTS") in connection with RTS's investment in its joint venture, Ultramast Limited. No formal claim has yet been made but on the basis of the available information the Directors do not believe that there is any substance to the claim.

RTS has entered into a number of arrangements with Ultramast Limited, under which it is required to supply a number of sites to allow telecommunications masts to be built. If insufficient sites are supplied compared to the number supplied by the other joint venture party certain financial penalties may be incurred by RTS. It is not currently possible to assess the likelihood of any such payments being made.

Under contracts entered into in relation to the formation of the Ultramast joint venture, RTS is required to supply sites to Ultramast Limited in exchange for a percentage of the rental fees earned from telecommunication companies using these sites. RTS has a separate agreement to rent these sites from Railtrack PLC for fixed rental payments. It is not currently possible to assess whether these combined contractual obligations will result in losses being incurred by RTS.

Certain other contingent liabilities relating to RTS are detailed in note 14.

The Administration of Railtrack PLC has resulted in a number of uncertainties relating to the relationship between Railtrack Group and Railtrack PLC. Although the Directors are not aware of any claims which have not been provided for in these financial statements, until Railtrack PLC emerges from Administration, it is possible that further claims will arise.

18. CONTINGENT ASSETS

If the Proposed Disposals do not proceed, the Group would retain its right to pursue legal action against the Secretary of State and the DTLR for compensation on the grounds that the Secretary of State acted improperly in putting Railtrack PLC into Administration. No value has been attributed to this claim in these accounts, due to the fact that legal proceedings have not been commenced.

19. RELATED PARTY DISCLOSURES

Prior to the Administration, Railtrack Group PLC and Railtrack PLC participated in a number of closely linked activities. A number of employees of the Group were employed by Railtrack PLC and are currently on secondment providing assistance to the Group. A significant number of services were run on a centralised basis, including payroll and accounting.

Following the Administration on 7 October 2001, certain Railtrack PLC and Railtrack Group operations have been separated although there remain a number of areas requiring continuing co-operation between the two entities.

Owing to Railtrack PLC being treated as a discontinued operation within the Group accounts, trading balances occurring after 7 October 2001 between Group and its former subsidiary are now required to be disclosed in accordance with FRS 8 "Related Party Disclosures". Prior to

Summarised below are the significant transactions arising since the Administration Order, all having been conducted on an arm's length basis.

Income

- Rental income of £1.4 million was collected by Railtrack PLC on behalf of Group companies.
- Work undertaken by Railtrack (UK) Limited of £6.7 million relating to bridge upgrade work was charged to Railtrack PLC.
- Interest income of £8.3 million was received on the amount recoverable from Railtrack PLC.

Expenditure

- Staff costs recharged from Railtrack PLC to Group companies costing £2.0 million.
- Railtrack PLC recharged £4.1 million of capital expenditure.
- Invoices paid by Railtrack PLC of £11.4 million were recharged to Group companies.

In addition to the amount recoverable from Railtrack PLC, £12.7 million was being claimed by Railtrack PLC from Railtrack Group PLC. A number of items claimed are currently in dispute as suitable support for the amounts claimed has not been provided to the Group and the Directors believe that not all items claimed will be paid. However, on the ground of prudence, full provision has been made for the amount claimed.

During the year, £16.2 million of Railtrack Insurance Limited's insurance premium income was in respect of premiums paid by Railtrack Group PLC and Railtrack PLC.

20. ABRIDGED ACCOUNTS

Abridged accounts which are not the statutory accounts are set out in this preliminary announcement. The balance sheet at 31 March 2002 and the results and cash flow and associated notes for the year then ended have been abridged from the Group's 2002 statutory accounts upon which the auditors' opinion on these accounts was qualified and contains a statement under Section 237(3) of the Companies Act 1985 which states that the auditors had not been able to obtain all the information and explanations needed which they consider necessary in relation to the discontinued results of Railtrack PLC included in the financial statements for the year ended 31 March 2002. The Audit Report does not contain a statement under Section 237(2) of the Companies Act 1985, but has been modified by the inclusion of an additional paragraph describing a number of fundamental uncertainties in relation to the Accounts. The nature of these uncertainties are described in note 1. The statutory accounts will be filed with the Registrar of Companies in due course.

The figures for the year ended 31 March 2001 have been extracted from the annual report and accounts which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statements under Section 237(2) or (3) of the Companies Act 1985.

21. ANNUAL GENERAL MEETING

The Annual General Meeting of Railtrack Group PLC will be held in October 2002.

PART III

Pro forma statement of net assets of Railtrack Group

Basis of Preparation

The unaudited pro forma statement of net assets for the Retained Railtrack Group set out below as at 31 March 2002 has been prepared on the assumption that the disposal of Railtrack PLC and Railtrack UK as described in Part IV of this announcement had occurred at that date. Because of the nature of pro forma financial information it may not give a true picture of the financial position of the Retained Railtrack Group and has been prepared for illustrative puposes only.

The unaudited pro forma statement of net assets as at 31 March 2002 has been extracted without material modification from the published preliminary announcement of audited results of Railtrack Group for the year ended 31 March 2002, as set out in Part II of this announcement, and the supporting consolidation schedules thereto, with further adjustments in accordance with paragraph 12.29 of the Listing Rules.

The unaudited pro forma financial information does not take any account of trading results or movements in working capital and cash flows of the Railtrack Group, Railtrack PLC or Railtrack UK since 31 March 2002.

		Adjustments					
	Railtrack Group net assets as at 31 March 2002 (Note 1) £m	*Sale of Railtrack PLC (Note 2) £m*	*Sale of Railtrack UK (Note 3) £m*	*Disposal proceeds net of transaction costs (Note 4) £m*	*Settlement of amount due from Railtrack PLC (Note 5) £m*	*Recognition of deferred income in RTS (Note 6) £m*	*Pro forma Retained Railtrack Group as at 31 March 2002 £m*
FIXED ASSETS							
Tangible assets	1,133		(1,111)				22
Investments in joint ventures							
-share of gross assets	64						64
-share of gross liabilities	(38)						(38)
	26						26
Loans to joint ventures	30						30
Investments	56						56
	1,189		(1,111)				78
CURRENT ASSETS							
Stocks	24						24
Debtors – amounts falling due within one year							
-other	26		3				29
-amount recoverable from Railtrack PLC	351				(351)		
	377		3		(351)		29
Investments	500	(500)					
Cash at bank and in hand	25			854	351		1,230
	926	(500)	3	854			1,283
CREDITORS: amounts falling due within one year	(50)		3				(47)
NET CURRENT ASSETS	876	(500)	6	854			1,236
TOTAL ASSETS LESS CURRENT LIABILITIES	2,065	(500)	(1,105)	854			1,314
CREDITORS: amounts falling							

due after more than one year							
Other creditors	(1,145)		1,095			49	(1)
	(1,145)		1,095			49	(1)
NET ASSETS	920	(500)	(10)	854		49	1,313

Notes

1. The net assets of Railtrack Group have been extracted without material adjustment from the consolidated balance sheet as set out in the preliminary results of Railtrack Group for the year ended 31 March 2002, as set out in Part II of this announcement.
2. The adjustment in respect of Railtrack PLC represents the elimination of the carrying value of the investment in Railtrack PLC in the consolidated balance sheet of Railtrack Group at 31 March 2002.
3. The adjustments in respect of Railtrack UK represent the elimination of the net assets of Railtrack UK in the consolidated balance sheet of Railtrack Group at 31 March 2002, and adjustments to reclassify intra-group balances previously eliminated on consolidation. This latter adjustment has no impact on net assets.
4. The estimated net disposal proceeds of £854 million consist of the following items:

	£m
Sale consideration	
Railtrack PLC	500
Railtrack UK (including right to operate, control and manage St Pancras Station)	375
Working capital adjustment	(6)
Estimated transaction costs	(15)
	854

No tax charge is assumed to arise on these disposals. As part of the CTRL Disposal a working capital adjustment will be made to the purchase price equivalent to the value of net current assets or liabilities transferred to LCR. The £6 million adjustment shown above in the pro forma is based on the level of working capital of Railtrack UK as at the balance sheet date of 31 March 2002. To the extent that the level of working capital of Railtrack UK changes between the balance sheet date and the date when LCR assumes control of Railtrack UK, the figure will also change.

5. As a consequence of the sale of Railtrack PLC £351 million owed by Railtrack PLC to the Railtrack Group will be paid.
6. As part of the transaction Network Rail has agreed to amend the existing wayleave arrangements between RTS and Railtrack PLC which will result in net deferred revenue of £49 million being taken to income on completion of the Proposed Disposals.
7. The net book value of properties in Railtrack Developments (£24 million) and Railtrack (Spacia) Limited (£22 million), together with Railtrack Group's share of net assets of *property joint ventures (£26 million), gives pro forma net book value as at 31 March 2002 of the Group's property assets of £72 million.*
8. After taking into account the gross disposal proceeds of £875 million, the settlement of the amount due from Railtrack PLC of £351 million and the net book value of the Group's property assets of £72 million, the pro forma net book value as at 31 March 2002 of the Group's other assets and liabilities was £15 million.

PART IV

Summary of the principal terms and conditions of the Disposal Agreements

A. The Railtrack PLC Agreement

Pursuant to the terms of the Railtrack PLC Agreement, Railtrack Group has conditionally agreed to sell to Network Rail Holdco Limited ("Holdco") (a wholly owned subsidiary of Network Rail) the entire issued share capital of Railtrack PLC for an aggregate consideration of £500 million payable in cash upon completion of the sale. The sale is conditional on:

(a) approval by Shareholders;

(b) approval of the change of control of Railtrack PLC by the Secretary of State pursuant to the network and station licences granted to Railtrack PLC;

(c) the European Commission notifying HM Government that the package of support being provided to Network Rail in relation to or in connection with the purchase of Railtrack PLC and the arrangements contemplated under or in connection with that purchase or any matter arising therefrom either (i) will not involve the grant of State aid within the meaning of Article 87 of the Treaty of Rome or (ii) is compatible with the common market within the meaning of the Treaty of Rome in terms which are reasonably satisfactory to the Secretary of State, the SRA and Holdco (provided that, in the case of Holdco, the terms taken as a whole shall be deemed to be reasonably satisfactory to it if the acceptance of those terms would not result, or would not be reasonably likely to result, in material loss, damage or detriment to Network Rail's group taken as a whole);

(d) the Office of Fair Trading indicating, in terms reasonably satisfactory to Holdco and the SRA, that the Secretary of State for Trade and Industry does not intend to refer the proposed

acquisition of Railtrack PLC or any matter relating thereto to the Competition Commission (provided that, in the case of Holdco, the terms taken as a whole shall be deemed to be reasonably satisfactory to it if the acceptance of those terms would not result, or would not be reasonably likely to result, in material loss, damage or detriment to Network Rail's group taken as a whole);

(e) a resolution of each class of Bondholders being passed to authorise the modification of the terms and conditions of the Bonds. According to information published or made available by Network Rail and Railtrack PLC, the effect of the modifications will be to:

(i) provide for mandatory redemption of all of the Bonds no later than 14 days after completion upon the occurrence of certain conditions as to notice and as to sufficiency of funds referred to below according to a formula which will value each class of Bonds by applying an agreed yield spread to the relevant reference gilt yield that prevails at the time the Bonds are redeemed together with accrued interest. The agreed yield spread would be the average yield spread of each class of the Bonds relative to the relevant reference gilt yield in September 2001 (the month prior to the commencement of the Administration) adjusted for movements in the spreads of A-rated Eurosterling bond issues between that time and the time that calculations are made shortly before the Bonds are redeemed. The Bonds will, however, be redeemed at their principal amount if such a calculation would result in a price less than the principal amount. The conditions referred to above are not less than two days' notice being given to Bondholders and, prior to giving such notice, Railtrack PLC certifying to the trustee and producing evidence acceptable to the trustee that it will have the necessary funds to pay the aggregate redemption price;

(ii) vary the duration of the standstill arrangements in respect of the Bonds which have previously been entered into so as to permit the termination of those arrangements on the date which is 15 days after the completion of the sale where the Administration Order is discharged in express contemplation of completion; and

(iii) in respect of the £400,000,000 3.5 per cent. Exchangeable Bonds due 2009 only, provide that the rights to exchange these bonds into ordinary shares of Railtrack Group contained in the trust deed and conditions of these bonds, shall be relinquished.

(f) a resolution of the Noteholders being passed to authorise the modification of the terms and conditions of the Notes. According to information made available by Railtrack PLC, the effect of the modifications will be to:

(i) provide for mandatory redemption of the Notes no later than 14 days after completion upon the occurrence of certain conditions as to notice and as to sufficiency of funds referred to below for an amount equal to the sum of their principal amount together with accrued interest. The conditions referred to above are not less than two days' notice being given to Noteholders and, prior to giving such notice, Railtrack PLC certifying to the trustee and producing evidence acceptable to the trustee that it will have the necessary funds to pay the aggregate redemption price; and

(ii) vary the duration of the standstill arrangements in respect of the Notes which have previously been entered into so as to permit the termination of those arrangements on the date which is 15 days after the completion of the sale where the Administration Order is discharged in express contemplation of completion; and

(g) the coming into effect of an order for the discharge of the Administration Order following an application for its discharge by the Secretary of State pursuant to section 18 of the Insolvency Act 1986, as amended by paragraph 7(2) of Schedule 6 of the Railways Act 1993. The Administration Order may be discharged by order of a court on application by the Secretary of State on the ground that it is no longer necessary that the purposes of the Administration

PLC's undertaking to another company and the carrying on of its activities pending the making of such a transfer. It is expected that a court would discharge the Administration Order once the conditions specified above have been satisfied and the Railtrack PLC Agreement is otherwise due to complete.

Completion of the sale is also conditional upon Network Rail (save to the extent that Railtrack Group may not so require by giving notice to that effect in writing) having procured that all steps are taken to ensure that at completion of the sale Railtrack Group will be released from those Railtrack PLC Guarantees granted in favour of EIB.

Holdco has agreed to use all reasonable endeavours to co-operate promptly with and provide all necessary information and assistance reasonably required by any government or regulatory body in connection with satisfaction of the above conditions. In particular, Holdco has agreed to use all reasonable endeavours to persuade the Director General of Fair Trading that the proposed acquisition or any matter relating thereto shall not be referred to the Competition Commission. If any of the conditions is not satisfied or waived on or before 30 September 2002, then either Railtrack Group or Holdco may, at any time, by giving seven days' written notice to the other, given not earlier than 30 September 2002, terminate the Railtrack PLC Agreement, subject to having consulted with the other prior to serving any such notice. Holdco may waive any of the conditions specified in paragraphs (b) to (g) above, but may not waive the condition relating to the discharge of the Administration Order without the prior written consent of Railtrack Group. Pursuant to a letter dated 27 June 2002 addressed to Railtrack Group, the Secretary of State has given the following assurances:

(a) that in order to secure the benefits of an early exit of Railtrack PLC from Administration and the continuing development of the network, and subject to satisfaction of conditions to the effectiveness of a Deed of Grant between the SRA and Holdco, Government has agreed to make a capital grant of £300 million to Holdco for the purpose of payment of part of the purchase price for the acquisition of the share capital of Railtrack PLC;

(b) that no scheme under Schedule 7 to the Railways Act 1993, being a scheme for the transfer of property, rights and liabilities from Railtrack PLC to another company, has been submitted to the Secretary of State for approval to date;

(c) that, in view of the fact that the Railtrack PLC Agreement has been entered into and that the transaction will complete or terminate before 30 September 2002, the Secretary of State is minded not to approve any such scheme before that date and that he expects to consult Railtrack Group prior to approving any such scheme;

(d) that the Secretary of State is expecting to be asked by Railtrack Group and Holdco to approve the obtaining by Holdco of control of Railtrack PLC for the purposes of the network licence and the station licence granted to Railtrack PLC and that, before he reaches a decision on approval in response to such a request, the Secretary of State expects to consult with the Rail Regulator and SRA. The Secretary of State has also confirmed that nothing has yet come to his attention which is likely to lead to his refusing to approve the change of control, although his decision on approval will be taken in the light of all information and representations available to him at the time; and

(e) that under section 18 of the Insolvency Act 1986 (as read with Schedule 6 to the Railways Act 1993), the Secretary of State may apply for a railway administration order to be discharged on the ground that it is no longer necessary that the purposes of the order are achieved. The Secretary of State has confirmed that he is minded to apply for the Administration Order to be discharged when he is satisfied that Railtrack PLC will be able to pay its debts. In this respect, one of the matters on which he needs to be satisfied is that the Railtrack PLC Agreement and the associated transaction agreements (including those relating to financial support for Holdco) are ready for completion subject only to the condition precedent relating to the discharge of the Administration Order.

Railtrack Group gives limited warranties including as to title, capacity and authority. Claims under the warranties must be made within seven days after the date of the passing by Shareholders of a resolution to approve a members' voluntary liquidation of Railtrack Group and in any event within 6 months of completion of the sale. Railtrack Group's liability under the warranties is capped at £500 million. The agreement is governed by English Law.

Under the agreement, Railtrack Group agrees (a) to waive and to procure that its subsidiaries waive on completion of the sale any claim, action or demand ("Administration Claim") against Railtrack PLC or any of its subsidiary undertakings, any of Her Majesty's Secretaries of State, any other Minister of the Crown, the Lords Commissioners of Her Majesty's Treasury, the Treasury Solicitor, any body corporate wholly owned by any of the foregoing or any government department or any other person who is acting or who has acted on behalf of the Crown, the SRA, the ORR, the Administrators or any current or former employee, director, officer, agent or professional adviser (but solely in its capacity as adviser to any such person) of any such person (together "Claims Persons") in each case arising out of or in connection with the making of the Administration Order, the circumstances and events leading to the making of the Administration Order and the subsequent management of the affairs, business and property of Railtrack PLC pursuant to the Administration Order and (b) unless ordered to do so by a court, arbitrator, judge, regulator or regulatory body or by virtue of discovery procedures which, in each case, the relevant company has taken reasonable steps to oppose, not to take and to procure that none of its subsidiaries takes any active steps to encourage or support in any way any similar claim of any other person. Railtrack Group indemnifies each Claims Person and Ernst & Young in respect of any liabilities, losses, damages, costs or expenses (including reasonable legal expenses) arising out of or in connection with any breach by Railtrack Group of these provisions. Railtrack Group also confirms to each Claims Person and Ernst & Young that neither it nor any member of its group has assigned any Administration Claim and covenants that neither it nor any member of its group will assign any Administration Claim. In addition, Railtrack Group covenants that, in the period between the date of the Railtrack PLC Agreement and its completion, neither it nor any member of its group will commence, or make preparations to commence, proceedings in relation to, or otherwise pursue any Administration Claim against, *inter alia*, the Secretary of State, any other Minister of the Crown, the Lords Commissioners of HM Treasury, the Treasury Solicitor, any body corporate wholly owned by any of the foregoing or any other person acting on behalf of the Crown.

Holdco undertakes to waive and agrees to procure that, with effect from completion of the sale, Railtrack PLC and its subsidiaries shall waive all claims which it or they may have against any member of the Retained Railtrack Group, or any director or former director of any thereof and any of their agents or advisers (a) arising out of or in connection with the making of the Administration Order or (b) in respect of the performance or non-performance by any director or former director of any member of the Group of their duties as directors. Holdco also agrees not to take any active steps to encourage or support any such claims and also to indemnify Railtrack Group from any breach of these provisions. Holdco agrees that damages would not be an adequate remedy for a breach by it of this undertaking and therefore that each person having the benefit of this undertaking would be entitled to seek specific performance of Holdco's obligations.

The consideration of £500 million for the purchase of the shares in Railtrack PLC is based on the assumption that the intra-group debt owing from the Railtrack PLC Group to the Retained Railtrack Group at completion of the sale is equal to or less than £371,960,102.70, less the amount of any payments made by Railtrack PLC in respect of this sum prior to completion of the sale, and together with accrued interest thereon which is outstanding at completion of the sale (the "Finance Credit Amount"). The agreement requires the preparation of a completion statement following completion, showing the amount of the intra-group debt as at completion. If the intra-group debt as at completion is greater than the Finance Credit Amount, then Railtrack Group is

required to pay to Holdco an amount equal to the amount by which the intra-group debt exceeds the Finance Credit Amount with interest thereon and Holdco is obliged to repay this excess intra-group debt. The agreement also requires the preparation of a completion statement following Completion, showing the amount of any trading balances due between the Railtrack PLC Group and both the Retained Railtrack Group and Railtrack UK, all such balances to be settled after Completion.

Upon completion of the sale, Holdco is obliged to procure the payment by Railtrack PLC of the Finance Credit Amount to the Group. In addition, at completion of the sale, the deeds of release pursuant to which the Group is to be released from all and any liability under the terms of the Railtrack PLC Guarantees will become effective.

If and to the extent that Railtrack Group suffers any corporation tax on chargeable gains as a result of the disposal of the shares in Railtrack PLC to Holdco, HM Government has undertaken pursuant to a letter agreement dated 27 June 2002 to make sufficient funds available or procure that sufficient funds are made available so as to ensure that the amount receivable by Railtrack Group by way of consideration in respect of the disposal of the shares in Railtrack PLC on an after tax basis is equal to £500 million.

Each member of the Retained Railtrack Group and each member of the Railtrack PLC Agreement will at completion enter into a tax agreement pursuant to which each company agrees to be responsible for its own tax liabilities and to indemnify the other companies if it fails to discharge its own primary tax liabilities as a result of which these fall on any of the other companies. Such indemnity is intended to fall away as each company agrees its tax return for the periods during which it was a member of the Group. The agreement also covers the correct apportionment of VAT within the VAT group of the Group.

In addition, Railtrack Group and Network Rail have agreed various ancillary arrangements, including provisions as to the following:

(a) that Railtrack Group shall be entitled to have reasonable access to documents and certain employees of Railtrack PLC after completion of the sale;

(b) that Railtrack Group will, after completion of the sale to Holdco, propose a resolution of Shareholders to change the name of the Company by removing reference to "Railtrack" and, subject to such resolution having been passed, to amend the company names of the subsidiaries of the Company to exclude reference to "Railtrack";

(c) to transfer Railtrack Group's membership in Railtrack Safety to Network Rail;

(d) that Holdco will ascertain whether any land held by the Retained Railtrack Group is required by Railtrack PLC to operate the Railway. If it is determined that any such land is held by the Retained Railtrack Group, Railtrack PLC may acquire that land for a value to be determined; and

(e) in consideration for a payment of £1 million by RTS to Railtrack PLC, Network Rail will procure that Railtrack PLC waives its rights to receive payments under existing wayleave agreements between RTS and Railtrack PLC. As a result, £49 million of deferred income as at 31 March 2002 will be released on completion of the Proposed Disposals.

B. The Railtrack UK Agreement

Pursuant to the terms of the Railtrack UK Agreement, Railtrack Group has conditionally agreed to sell to LCR the entire issued share capital of Railtrack UK for an aggregate consideration of £375 million payable in cash upon completion of the sale.

The sale is conditional on:

(a) approval by Shareholders;

(b) appropriate state aid clearance by the European Commission for the CTRL project;

(c) merger clearance by the Director General of Fair Trading or the Competition Commission; and

(d) in respect of the CTRL Financial Guarantees, the occurrence of one or more of the following:

(i) release of Railtrack Group and Railtrack UK from their obligation under any of the CTRL Financial Guarantees;

(ii) at the request of Railtrack Group or following any acceleration, the repayment and cancellation of the facilities guaranteed by the CTRL Financial Guarantees in respect of which no release has been obtained; and

(iii) the entering into of a legally binding obligation by all the beneficiaries of any of the CTRL Financial Guarantees to release the CTRL Financial Guarantees, conditional on the state aid clearance referred to above.

In the event that the conditions are not satisfied by 30 September 2002 either of Railtrack Group or LCR may terminate the agreement.

Railtrack Group gives limited warranties including as to title, capacity and authority, which are limited to a period of 6 months or the passing of a resolution approving the return of cash or assets to shareholders, if sooner, and capped at an aggregate maximum of £375 million. The agreement is governed by English Law.

Under the terms of the Railtrack UK Agreement, Railtrack Group has agreed to allow LCR to participate in the management of Railtrack UK and URS pending approval of the Proposed Disposals by Shareholders. Following such event, Railtrack Group has agreed to permit LCR to assume day to day management control of Railtrack UK and URS subject to LCR undertaking to keep Railtrack Group informed and to carry on the business in the usual course.

The consideration of £375 million for the purchase of the shares in Railtrack UK is based on the assumption that there is no intra-group debt owing from Railtrack UK to Railtrack Group on completion. The Railtrack UK Agreement provides for the preparation of an interim net asset statement of Railtrack UK prior to completion which provides for provisional adjustment to the purchase price to the extent that the interim statement shows that the net assets of Railtrack UK are greater or less than zero. A further, audited, statement is to be prepared following completion and any differences between the final audited statement and the interim statement shall result in a further adjustment to the purchase price.

In the event that approximately £6,701,000 plus VAT due from Railtrack PLC to Railtrack UK in respect of freight upgrade works carried out for Railtrack PLC is not settled by completion of the CTRL Disposal, Railtrack Group has agreed to make an offer to Railtrack UK to purchase that debt for cash at full value.

To the extent that there is any net amount of debt due to Railtrack Group by Railtrack UK at Completion, LCR has agreed to procure that this is repaid by Railtrack UK and the purchase price of £375 million will be reduced by an equivalent amount.

Railtrack UK will at completion enter into the tax agreement referred to in section A above.

LCR, through its subsidiary LCR Finance plc, is issuing a tranche of long dated sterling bonds, guaranteed by HM Government (the "GGB issue"). Part of the proceeds of this bond issue is, subject to the state aid clearance referred to above, to be applied in payment of the purchase price payable to Railtrack Group under the Railtrack UK Agreement.

LCR has agreed to procure that, following completion, Railtrack UK shall surrender group relief at Railtrack Group's request in respect of the accounting period ended on 31 March 2002. Railtrack Group shall pay full value for the tax loss surrender following agreement with the Inland Revenue that the group relief claim will be allowed. If such a payment is made, LCR has agreed to make a further payment of an equal amount by way of an increase in the purchase price for the

Railtrack UK shares.

The name of Railtrack UK will be changed to CTRL (UK) Limited immediately prior to completion.

A number of other agreements have been, or will be, entered into by Railtrack Group and Railtrack UK which release them from obligations under, and/or vary the terms of, agreements relating to the CTRL. Further details are set out below.

C. The Master Agreement

Pursuant to the terms of an agreement dated 27 June 2002 and made between the Secretary of State, LCR, Railtrack Group and Network Rail, the parties agreed that completion of the Railtrack PLC Agreement shall not take place until completion of the Railtrack UK Agreement has taken place and that completion of the Railtrack UK Agreement shall not take place unless completion of the Railtrack PLC Agreement is capable of taking place immediately after completion of the Railtrack UK Agreement. In addition, the Secretary of State agreed to use his reasonable endeavours to procure the due satisfaction of the conditions referred to in paragraphs (b), (c) and (g) of Section A of Part IV of this announcement relating to the Railtrack PLC Agreement and paragraph (b) of Section B of Part IV of this announcement relating to the Railtrack UK Agreement.

The Master Agreement also provides for put and call option agreements to be entered into after completion of the CTRL Disposal, exercisable upon certain conditions being satisfied, which provide for the transfer by LCR and Railtrack UK to Network Rail of the rights to operate the completed CTRL and the concession to manage St Pancras Station.

The parties have also agreed that from the day after the Resolution is passed, certain provisions regarding the conduct of the URS business will come into effect including obligations to consult with and keep the Secretary of State's project representative informed on progress and on any proposals arising in relation to the CTRL project.

The Master Agreement also provides for the execution and delivery of the following agreements on or prior to completion of the sales of Railtrack PLC and Railtrack UK:

(a) the following agreements:

(i) an agreement between the Secretary of State and Railtrack Group which provides for the release of Railtrack Group from its obligations under the Section 1 Direct Agreement;

(ii) an agreement between Railtrack Group, Railtrack UK and the Secretary of State whereby the provisions of the Economic Benefit Agreement and disapplied for the purposes of the CTRL Disposal and LCR assumes the responsibilities of Railtrack Group thereunder with effect from completion of the CTRL Disposal;

(iii) an agreement between Railtrack Group, LCR, Eurostar, URS and URN whereby Railtrack Group is released from its obligations under the Railtrack Group performance guarantee in respect of the obligations of Railtrack UK to the LCR Group, and LCR assumes the obligations of Railtrack Group thereunder with effect from completion of the CTRL Disposal;

(iv) an agreement between Railtrack Group, the Secretary of State, LCR, Eurostar, Railtrack UK and URS whereby Railtrack Group is released from its obligations under the Securitisation Framework Agreement which provides a framework designed to enable Railtrack UK to finance and/or refinance the purchase price of Section 1, and LCR agrees to assume the obligations of Railtrack Group thereunder with effect from completion of the CTRL Disposal; and

(v) the terms of the Railtrack UK Agreement also provide for the terms on which the guarantees given by Railtrack Group of the LCR bank facilities referred to in paragraph 5

above will be released on or before completion of the CTRL Disposal; and

(b) an interim agreement to be entered into between Railtrack Group, the Secretary of State, Eurostar and Network Rail, which provides:

(i) for the parties to procure the signatories of all parties to a dispute resolution agreement relating to the CTRL in respect of a release of Railtrack Group's obligations thereunder; and

(ii) for Network Rail to take an interim responsibility for performance of Railtrack Group's obligations from completion until such release is effective.

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

"Administration" means the administration of Railtrack PLC pursuant to the Administration Order;

"Administration Order" means the order made on 7 October 2001 pursuant to the Railways Act 1993 to appoint the Administrators as Joint Special Railway Administrators of Railtrack PLC with immediate effect;"Administrators" means Michael David Rollings, William Scott Martin, Christopher John Williamson Hill and Alan Robert Bloom appointed as Joint Special Railway Administrators of Railtrack PLC pursuant to the Administration Order;

"Board" means the board of Railtrack Group;

"Bondholders" means holders of the Bonds;

"Bonds" means each of the following classes of bonds issued by Railtrack PLC:

(i) £135,531,000 9.125 per cent. Bonds due 2006;

(ii) £100,679,000 9.625 per cent. Bonds due 2016;

(iii) £300,000,000 7.375 per cent. Bonds due 2022;

(iv) £250,000,000 5.875 per cent. Bonds due 2028;

(v) £350,000,000 5.875 per cent. Bonds due 2009; and

(vi) £400,000,000 3.5 per cent. Exchangeable Bonds due 2009;

"Channel Tunnel" means the existing fixed link under the English Channel between the southern portal at the Department of Pas-de Calais in France and the northern portal in the County of Kent;

"CTRL" means the Channel Tunnel Rail Link currently being constructed in two sections, Section 1 and Section 2, between the Channel Tunnel portal and St Pancras;

"CTRL Disposal" means the proposed disposal of the entire issued share capital of Railtrack UK to LCR;

"CTRL Financial Guarantees" means the guarantees given by Railtrack Group and Railtrack UK to EIB, KfW and others of the £700 million bank facilities made available to LCR for the purposes of construction of Section 1 of the CTRL;

"CTRL Guarantees" means the CTRL Financial Guarantees and the CTRL Performance Guarantees;

"CTRL Performance Guarantees" means the guarantees given by Railtrack Group to HM Government and to members of the LCR Group in respect of the performance by Railtrack UK of agreements with members of the LCR Group to which Railtrack UK is a party;

"Directors" means the directors of Railtrack Group;

"Disposal Agreements" means the Railtrack UK Agreement and the Railtrack PLC Agreement or either of them as the context may require;

"DTLR" means the Department of Transport, Local Government and the Regions (formerly the Department of the Environment, Transport and the Regions and now the Department of Transport);

"EIB" means European Investment Bank;

"Eurostar" means Eurostar (U.K.) Limited, the UK arm of the Eurostar high speed passenger train service;

"Extraordinary General Meeting" means the extraordinary general meeting of Railtrack Group to be held on Tuesday 23 July 2002;

"the Group" or "the Railtrack Group"means Railtrack Group PLC and its subsidiary undertakings;

"Guarantees" means the Railtrack PLC Guarantees and the CTRL Guarantees;

"HM Government" means the Secretary of State, the DTLR and other organs of HM Government of the United Kingdom (as the context so requires);

"HSBC" means HSBC Bank PLC;

"International Rail Regulator" or "IRR" means the officer appointed by the Secretary of State in accordance with regulation 9 of The Railway Regulations 1998/1340;

"KfW" means Kreditanstalt für Wiederaufbau;

"LCR" means London & Continental Railways Limited;

"LCR Group" means LCR and its subsidiary undertakings;

"Master Agreement" means the agreement dated 27 June 2002 between Railtrack Group, Network Rail, LCR and the Secretary of State;

"Network Rail" means Network Rail Limited or any subsidiary undertaking of Network Rail Limited formed to acquire Railtrack PLC;

"Noteholders" means holders of Notes;

"Notes" means the EUR 11,500,000 Index Linked Notes due 2009 issued under the Railtrack Medium Term Note Programme;

"Offers" means:

(i) the offer from LCR to acquire Railtrack UK;
(ii) the offer from Network Rail to acquire Railtrack PLC; and
(iii) the offer from Network Rail to acquire the rights to operate and maintain the CTRL and St Pancras;

"Office of the Rail Regulator" or "ORR" means the Rail Regulator appointed pursuant to section 1 of the Railways Act 1993;

"Proposed Disposals" means the proposed disposals of Railtrack UK and Railtrack PLC pursuant to the Railtrack UK Agreement and the Railtrack PLC Agreement, respectively;

"Rail Regulator" means the rail regulator who heads the Office of the Rail Regulator;

"Railtrack Developments" means Railtrack Developments Limited, Company number 3699545, a wholly owned subsidiary of Railtrack Group;

"RAB" means the Regulatory Asset Base as defined by the Rail Regulator;

"Railtrack Group" or "the Company" means Railtrack Group PLC;

"Railtrack PLC" means Railtrack PLC (in Railway Administration), Company number 2904587, a wholly owned subsidiary of Railtrack Group;

"Railtrack PLC Agreement" means the agreement dated 27 June 2002 between Railtrack Group and Network Rail Holdco Limited for the sale of the entire share capital of Railtrack PLC;

"Railtrack PLC Disposal" means the proposed disposal of the entire issued share capital of Railtrack PLC to Network Rail;

"Railtrack PLC Group" means Railtrack PLC and its subsidiary undertakings;

"Railtrack PLC Guarantees" means (i) the guarantees given by Railtrack Group in favour of EIB pursuant to guarantee and indemnity agreements dated 5 December 1997 and 8 December 1999 in respect of Railtrack PLC's financial obligations under bank facilities of £1 billion made available to it by EIB and (ii) the cross undertakings given by Railtrack Group, certain subsidiaries of Railtrack Group and Railtrack PLC in favour of HSBC dated 14 June 2001;

"Railtrack (Spacia) Limited" means Railtrack (Spacia) Limited, company number 3881191, a wholly owned subsidiary at Railtrack Group;

"Railtrack UK" means Railtrack (UK) Limited, Company No. 3578740, a wholly owned subsidiary of Railtrack Group;

"Railtrack UK Agreement" means the agreement dated 27 June 2002 between Railtrack Group and LCR for the sale of the entire issued share capital of Railtrack UK;

"Resolution" means the ordinary resolution to be proposed at the Extraordinary General Meeting;

"Retained Railtrack Group" means Railtrack Group and its subsidiary undertakings, excluding Railtrack PLC and Railtrack UK and their respective subsidiary undertakings;

"RTS" means Railtrack Telecom Services Limited, company number 3963596, a wholly-owned subsidiary of Railtrack Group;

"Secretary of State" means the Secretary of State for Transport, the Secretary of State for Transport, Local Government and the Regions or the Secretary of State for the Environment, Transport and the Regions as the context requires;

"Section 1" means that part of the CTRL between the Channel Tunnel portal and Fawkham Junction, via Southfleet in the County of Kent;

"Section 2" means that part of CTRL between Southfleet in the County of Kent and London St Pancras;

"Shareholders" means holders of Railtrack Shares;

"Share Savings Scheme" means the Railtrack Share Savings Scheme;

"Shares" or "Railtrack Shares" means shares in Railtrack Group PLC;

"Strategic Rail Authority" or "SRA" means the body corporate which was formally established on 1 February 2001 pursuant to section 201 of the Transport Act 2000;

"St Pancras" means St Pancras Station;

"Ultramast" means Ultramast Limited;

"URN" means Union Railways (North) Limited, company number 3539665, a subsidiary of LCR;

"URS" means Union Railways (South) Limited, company number 3540185, a subsidiary of LCR and a subsidiary of Railtrack UK; and

"West Coast Mainline" means the main arterial rail link joining London, the west Midlands, the north west and Scotland.

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Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Director Shareholding
Released	11:40 1 Jul 2002
Number	9955X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Railtrack Group PLC

2. Name of director

Simon Kingsley Osborne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Simon Kingsley Osborne

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares awarded under the Deferred Bonus Plan in June 2000.

7. Number of shares / amount of stock acquired

84 ordinary shares

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Railtrack Group PLC ordinary shares of 25p each

12. Price per share

878p

13. Date of transaction

27th June 2002

14. Date company informed

1st July 2002

15. Total holding following this notification

866 ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Paul Worthington 020 7544 8433

25. Name and signature of authorised company official responsible for making this notification

Paul Worthington

Date of Notification

1st July 2002

END

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	11:45 1 Jul 2002
Number	9959X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

UBS Warburg ("UBS-W")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial owner in the ordinary course of trading

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

UBS-W

5. Number of shares / amount of stock acquired

17,066,119

6. Percentage of issued class

3.28 per cent

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

27th June 2002

11. Date company informed

1st July 2002

12. Total holding following this notification

17,066,119

13. Total percentage holding of issued class following this notification

3.28 per cent

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Paul Worthington 020 7544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington

Date of notification

1st July 2002

END

Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	17:32 2 Jul 2002
Number	0983Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Fidelity International Limited (FIL)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FIL and its direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Shares held	Management Company	Nominee/Registered Name
639,374	FISL	Chase Nominees Ltd
3,500	FIL	HSBC Client Holding Nominee (UK) Limited
97,700	FIL	Chase Nominees Ltd

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

20,006,944

8. Percentage of issued class

3.85 per cent

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

28th June 2002

11. Date company informed

2nd July 2002

12. Total holding following this notification

740,574

13. Total percentage holding of issued class following this notification

0.14 per cent

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Paul Worthington 020 7544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington

Date of notification

2nd July 2002

END

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	13:56 4 Jul 2002
Number	1996Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
183,117 non-beneficial
27,167,348 beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Number of shares
Merrill Lynch & Co., Inc	26,748,160
Nutraco Nominees Limited	183,117
Merrill Lynch Pension Nominees Limited A/C Noncert	419,188
Total	27,350,465

5. Number of shares / amount of stock acquired

27,350,465

6. Percentage of issued class

5.26%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction
3rd July 2002

11. Date company informed

4th July 2002

12. Total holding following this notification

27,350,465

13. Total percentage holding of issued class following this notification

5.26%

14. Any additional information

15. Name of contact and telephone number for queries

P F Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notification

P F Worthington

Date of notification 4/7/2002

END

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Railtrack Group PLC	Holding(s) in Company		13:37 1 Aug (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them

Total interest now comprises –

Registered holder	Number of shares
BNY Norwich Union Nominees Ltd.	6,481,365
BT Globenet Nominees Ltd.	2,900
Chase GA Group Nominees Ltd	7,812,000
CUIM Nominee Ltd.	4,944,217
RBSTB Nominees Ltd	218,000

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

2,734,000

8. Percentage of issued class

0.53%

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

30 July 2002

11. Date company informed

31 July 2002

12. Total holding following this notification

19,458,482

13. Total percentage holding of issued class following this notification

3.74%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific

Paul Worthington

Date of notification

1 August 2002

END

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Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		16:40 10 Jul (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Merrill Lynch & Co. Inc

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

178,794 non-beneficial
228,218 beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them

Registered Holder	Number of Shares
Merrill Lynch & Co.,Inc	33,119,004
Nutraco Nominees Limited	178,794
Merrill Lynch Pension Nominees Limited A/c Noncert	228,218
Total	33,526,016

5. Number of shares / amount of stock acquired

6,175,551

6. Percentage of issued class

1.18%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

9th July 2002

11. Date company informed

9th July 2002

12. Total holding following this notification

33,526,016

13. Total percentage holding of issued class following this notification

6.45%

14. Any additional information

15. Name of contact and telephone number for queries

P F Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notifica

P F Worthington

Date of notification

10/7/2002

END

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Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		12:56 12 Jul (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Holding of shareholder named above in the course of normal business

4. Name of the registered holder(s) and, if more than one holder, the number of shares h(them

As above

5. Number of shares / amount of stock acquired

9,216,592

6. Percentage of issued class

1.77%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

5 July 2002

11. Date company informed

12 July 2002

12. Total holding following this notification

26,282,711

13. Total percentage holding of issued class following this notification

5.07%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific

Paul Worthington

Date of notification

12 July 2002

END

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Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Disposal		10:37 22 Jul (

Full Announcement Text

Disposal of Railtrack Group's interest in the Broadgate Development

On 19 July 2002 Railtrack Group sold its interest in the Broadgate Development, Developments Limited ("RDL") to British Land for £40 million in cash (net of expenses). £39 been paid and £1 million is deferred until certain consents are forthcoming. British Land has Group from its guarantee of the performance of RDL's investment in the joint venture.

The net asset value of Railtrack Group's interest in the Broadgate Development as at 31 M million.

The Board of Railtrack Group intends that the proceeds of the disposal will be returned part of the solvent voluntary liquidation of Railtrack Group as soon as reasonably practicable a disposals of Railtrack PLC and the Group's interest in the Channel Tunnel Rail Link have been com

An Extraordinary General Meeting to seek approval of the proposed disposals of Railt Group's interest in the Channel Tunnel Rail Link will take place at 11:30 a.m. on Tuesday 23 July 2(

Commenting on the sale, David A Harding, Chief Executive of Railtrack Group PLC, said:

"We are pleased to announce the sale of the Group's interest in the Broadgate Develo that we are on track to be able to return between 245 and 255 pence per share (subject to the qu in the circular to shareholders dated 27 June 2002). The Group will now be appointing Jones Lar it on the disposal of the remainder of RDL, the formal marketing process for which is expected t in the week."

- ends -

Enquiries

Railtrack Group: Geoffrey Howe, Chairman David Harding, Chief Executive Sue Clark, Director of Corporate Affairs	020 7544 8435 / 07850 285471
Lehman Brothers: John McIntyre Anthony Odgers Henry Phillips	020 7601 0011

Shareholders who have queries should contact the Shareholder helpline on: 020 7864 9001

All recent press releases can be found on the Railtrack web site www.railtrack.co.uk

END

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Railtrack PLC	EGM Statement		16:22 24 Jul (

STATEMENT

Full Announcement Text

RAILTRACK

Railtrack PLC (in Railway Administration)

Alan Bloom, Chris Hill, Scott Martin and Mike Rollings were appointed
Joint Special Railway Administrators of Railtrack PLC on 7th October 2001

The Joint Special Railway Administrators act as agents of the company and without personal liability

24 July 2002

RAILTRACK PLC STATEMENT ON RAILTRACK GROUP EGM RESULTS

Railtrack plc today noted the Railtrack Group Extraordinary General Meeting results annoı afternoon.

This news represents a significant step forward in moving the company out of administratic the long term ownership of the company.

- ends -

For more information please contact Railtrack press office on 020 7557 8292/3

END

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Railtrack Group PLC	Marconi Legal Action		12:48 25 Jul (

Full Announcement Text

RAILTRACK GROUP – MARCONI LEGAL ACTION

The High Court today gave Marconi Corporation PLC 21 days to pay into Court £20 million respect of the claim by Railtrack Telecom Services Limited ("RTS"), a wholly owned subsidiary of R against Marconi. The claim arises from the exercise by RTS of a contractual option on 1 February 2 remaining shareholding in Easynet Group plc onto Marconi for a fixed price of £20 million. If Marco sum into court within 21 days RTS will be granted judgement for £20 million plus interest. If the m Court it will be held pending the determination by the Court of certain claims Marconi has asserte RTS reject and which the Commercial Court has described as "thin".

The outcome of this case does not alter the Board's estimate made in the recent Circular to if all its assets are to be realised as expected, and no further liabilities arise, Railtrack Group PLC w return to Shareholders between 245 and 255 pence per Share.

David Harding, Railtrack Group Chief Executive, said:

"We had been advised that our case against Marconi was a strong one and we are pleased th Court made these orders in RTS's favour. We consider the claims asserted by Marconi are withou the Judge's comment that Marconi's claims were "thin".

- ends -

Sue Clark Railtrack 020 7544 8436

All recent press releases can be found on the Railtrack web site www.railtrack.co.uk

Notes to Editors

- On 25 March 2002, RTS issued proceedings against Marconi for £20 million plus interest, bein RTS's remaining shareholding in Easynet Group plc under an option agreement dated 14 Decer RTS, Marconi and ipsaris Limited (as amended). RTS exercised the option to put these shares February 2002. Marconi refused to pay RTS in accordance with the option agreement and has counterclaims which RTS does not consider have any foundation. RTS applied for summary ju 2002. The hearing took place in the Commercial Court on 15 July 2002 before Mr Justice Mor

END

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Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		14:42 26 Jul (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

CIC Bank CIAL

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h(them

CIC Bank CIAL

5. Number of shares / amount of stock acquired

22,143,342

6. Percentage of issued class

4.26%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC Ordinary Shares of 25p

10. Date of transaction

26th July 2002

11. Date company informed

26th July 2002

12. Total holding following this notification

22,143,342

13. Total percentage holding of issued class following this notification

4.26%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific

Paul Worthington, Deputy Company Secretary

Date of notification

26th July 2002

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Railtrack Group PLC	Holding(s) in Company		12:36 29 Jul (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is in respect of holding of the sharehold the case of an individual holder if it is a holding of that person's spouse or children under th

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares hel(

Lehman Brothers International (Europe)

5. Number of shares / amount of stock acquired

17,360,369

6. Percentage of issued class

3.34%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC Ordinary Shares of 25p

10. Date of transaction

24th July 2002

11. Date company informed

26th July 2002

12. Total holding following this notification

17,360,369

13. Total percentage holding of issued class following this notification

3.34%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notificat

Paul Worthington, Deputy Company Secretary

Date of notification

29th July 2002

END

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Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		13:33 1 Aug (

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Holding of shareholder named above in the course of normal business

4. Name of the registered holder(s) and, if more than one holder, the number of shares h(them

As above

5. Number of shares / amount of stock acquired

4,441,174

6. Percentage of issued class

0.85%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

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Company	Headline	Embargo	Last Upda
Railtrack Group PLC	Holding(s) in Company		13:38 1 Aug (

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

CIC Bank CIAL

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h(them

CIC Bank CIAL

5. Number of shares / amount of stock acquired

5,150,637

6. Percentage of issued class

0.99%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC Ordinary Shares of 25p

10. Date of transaction

31st July 2002

11. Date company informed

31st July 2002

12. Total holding following this notification

27,293,979

13. Total percentage holding of issued class following this notification

5.25%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific

Paul Worthington, Deputy Company Secretary

Date of notification

1st August 2002

END

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

30 July 2002

11. Date company informed

31 July 2002

12. Total holding following this notification

35,748,987

13. Total percentage holding of issued class following this notification

6.88%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notifica

Paul Worthington

Date of notification

1 August 2002

END